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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Tom Brown, Inc.
(Name of Subject Company)

Tom Brown, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $.10 par value per share
(Title of Class of Securities)

115660201
(CUSIP Number of Class of Securities)

Daniel G. Blanchard
Executive Vice President
Chief Financial Officer and Treasurer
Tom Brown, Inc.
555 Seventeenth Street, Suite 1850
Denver, Colorado 80202
(303) 260-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Bruce R. DeBoer Vice President, General Counsel and Secretary Tom Brown, Inc. 555 Seventeenth Street, Suite 1850 Denver, Colorado 80202 (303) 260-5000	Jeffery B. Floyd Thomas P. Mason Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, Texas 77002-6760 (713) 758-2222
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

        Name and Address.    The name of the subject company is Tom Brown, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 555 Seventeenth Street, Suite 1850, Denver, Colorado 80202 and the telephone number at such principal executive offices is (303) 260-5000.

        Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9") relates is the common stock, par value $0.10 per share, of the Company, which is hereinafter referred to as the "Shares." As of April 13, 2004, there were 46,141,755 Shares issued and outstanding. All references herein to "Shares" includes the associated rights (the "Rights") to purchase shares of preferred stock issued pursuant to the First Amended and Restated Rights Agreement dated March 1, 2001 (as amended, the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A., as rights agent.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

        Name and Address.    The name, business address and business telephone number of the Company, which is the filing person for purposes of this Schedule 14D-9, are set forth in Item 1 above.

        Tender Offer.    This Schedule 14D-9 relates to the offer by Plaza Acquisition II Corp., a Delaware corporation ("Merger Subsidiary") and a wholly-owned subsidiary of EnCana Corporation, a Canadian corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed by Merger Subsidiary and Parent with the Securities and Exchange Commission (the "SEC") dated April 21, 2004 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon (such price, or any higher price as may be paid in the Offer (as defined below), being referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2004, and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

        The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares, including the associated rights to purchase shares of the Company's Preferred Stock that constitutes a majority of the voting power (determined on a fully diluted basis) of all securities of the Company entitled to vote in the election of directors or in a merger (the "Minimum Condition"). The Company has represented and warranted to the Parent in the Merger Agreement that, as of April 13, 2004, 46,141,755 Shares were issued and outstanding, and 4,774,610 Shares were issuable pursuant to options ("Options") granted under the Company's option plans. Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or convertible securities convertible into Shares) have been issued since April 13, 2004 (other than Shares issued pursuant to the exercise of the stock options referred to above), if 25,458,183 Shares were validly tendered and not withdrawn prior to the Acceptance Date (as hereinafter defined) pursuant to the terms of the Offer, the Minimum Condition would be satisfied.

        The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of April 14, 2004, by and among Merger Subsidiary, Parent and the Company (the "Merger Agreement"). The Merger Agreement is filed in Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Merger Subsidiary will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect, wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Merger Subsidiary, or any direct or indirect wholly owned subsidiary of Parent or any wholly-owned subsidiary of the Company, and other than Shares held by stockholders who are entitled to and have properly exercised appraisal rights under Delaware Law) shall be canceled and converted automatically into the right to receive $48.00 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders who have properly demanded appraisal rights in accordance with Section 262 of Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law.

        The Schedule TO states that the principal executive offices of Parent are located at 1800, 855 2nd Street S.W., Calgary, Alberta, Canada T2P 2S5 and that the telephone number at such principal executive offices is (403) 645-2000. The principal executive offices of Merger Subsidiary are located at 950 17th Street, Suite 2600, Denver, CO 80202 and its telephone number is (303) 623-2300.

        All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Merger Subsidiary, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

        Unless the context indicates otherwise, as used herein, references to "you" or "Stockholders" shall mean holders of Shares and references to "we" or "us" shall mean the Company.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder (the "Exchange Act"), that is attached as Annex A hereto and incorporated herein by reference. Except as described or referred to in this Schedule 14D-9 (including in the Exhibits hereto and in the Information Statement) or incorporated in this Schedule 14D-9 by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent, Merger Subsidiary or their executive officers, directors or affiliates.

        In considering the recommendation of the Board of Directors of the Company (the "Board of Directors") with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger which are described below, in Annex A and in the sections of the Offer to Purchase listed below, and which may present them with certain potential conflicts of interest.

        The Board of Directors was aware of these potential conflicts of interest and considered them along with the other matters described below in "Item 4. The Solicitation or Recommendations—Reasons for the Recommendation of the Board of Directors."

Agreements Between Merger Subsidiary, Parent and the Company

        Merger Agreement.    The summary of the Merger Agreement and the description of the conditions of the Offer contained in "Section 10. Background of the Offer; Contracts with the Company; the Merger Agreement" and "Section 14. Certain Conditions of the Offer," respectively, of the Offer to Purchase, which is being mailed to Stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

        In the Merger Agreement, the Company granted to Parent the right to designate members of the Board of Directors of the Company effective upon the acceptance by Parent or Merger Subsidiary of Shares for payment pursuant to the Offer. Additional information with respect to the appointment of directors is contained in the Information Statement attached to this Schedule 14D-9 as Annex A and a summary of Parent's right to appoint members to the Board of Directors is contained in "Section 10. Background of the Offer; Contracts with the Company; the Merger Agreement—The Merger Agreement and Related Agreements—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer" of the Offer to Purchase.

        In connection with its approval of the Merger Agreement, the Board of Directors of the Company also approved an amendment to the Rights Agreement to provide that (i) neither a distribution date nor a share acquisition date (each as defined in the Rights Agreement) shall be deemed to have occurred, neither Parent nor any of its affiliates shall be deemed to have become an acquiring person (as defined in the Rights Agreement) and no holder of any Rights shall be entitled to exercise any rights under the Rights Agreement, in each case as a result of the announcement, approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby, and (ii) the Rights will expire immediately prior to the Effective Time of the Merger.

        Confidentiality Agreement.    On November 25, 2003, the Company and EnCana Oil & Gas (U.S.A.) Inc. ("EnCana USA"), a wholly owned subsidiary of Parent, entered into a Confidentiality Agreement (the "Confidentiality Agreement") providing, among other things, that subject to the terms and conditions set forth therein, EnCana USA and its affiliates will keep confidential all non-public information provided by the Company to EnCana USA and its affiliates for purposes of their evaluation of a potential transaction with the Company. In addition, EnCana USA and its affiliates agreed to an 18 month standstill agreement, whereby EnCana USA and its affiliates are prohibited from taking various actions, without the prior consent of the Company during such period, that would result in, among other things, the acquisition of more than 1% of the Shares or a merger or business combination involving the Company or any of its subsidiaries. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Agreements Between the Company and Its Executive Officers, Directors and Affiliates

        Employment Agreement with Mr. Lightner.    On January 1, 2003, we entered into an employment agreement with James D. Lightner, Chief Executive Officer and President, which provides a minimum annual base salary of $350,000 plus existing employee benefits and other compensation or benefits in the discretion of our Board of Directors. The agreement contains non-compete provisions covering the states of Texas, Wyoming, Utah and Colorado as well as Alberta, Canada during the term of the agreement and so long as he is receiving severance payments. There are other provisions governing confidentiality regarding proprietary information of the Company. The agreement provides for a severance payment upon Mr. Lightner's resignation, preceded by either (i) the assignment without his consent to any duties inconsistent with his position, duties, responsibilities or status with us or a reduction of his duties or responsibilities for reasons other than cause; (ii) any failure of the Company or its stockholders, as the case may be, to re-elect Mr. Lightner to office or his removal from any such office for reasons other than cause; or (iii) any breach by the Company (or any successor) of any of the provisions of the agreement or any failure by the Company to carry out any of its obligations under the agreement for reasons other than cause. The severance benefit payment is an amount equal to Mr. Lightner's then existing annual base pay plus an amount equal to an average of Mr. Lightner's three previous annual cash bonuses plus continuation of medical and dental plan coverage for one year. Under the terms of the agreement, if a dispute were to arise regarding the termination of Mr. Lightner or the interpretation or enforcement of the agreement, all legal fees and expenses incurred by Mr. Lightner in contesting or disputing any such termination or seeking to obtain or enforce any right or benefit provided for in the agreement would be paid by the Company to the extent Mr. Lightner prevails. The agreement further provides Mr. Lightner with the option of electing the greater of the benefits of this employment agreement or the severance agreement described below but Mr. Lightner is not entitled to receive benefits under both of these agreements. If Mr. Lightner receives benefits under his severance agreement, he will not be subject to the non-compete provision of his employment agreement. Mr. Lightner's employment agreement expires on December 31, 2005.

        Severance Agreements.    We have entered into severance agreements with eight officers of the Company (including Mr. Lightner, Thomas W. Dyk, Peter R. Scherer, Daniel G. Blanchard, Bruce R. DeBoer, Rodney G. Mellott, Douglas R. Harris, and John T. Sanchez) providing compensation upon termination of employment, for reasons other than cause, death, disability or retirement on or after the age of 65 or upon the officer's resignation for good reason, within two years of (i) the acquisition of more than 50% of the oil and gas properties of the Company, (ii) a change in control of 20% of the Company's securities, (iii) a change in the composition of a majority of the Board of Directors within any four year period which has not been approved by a majority of the Board of Directors as constituted immediately prior to such change, (iv) a failure of more than one of management's director nominees to be elected or (v) a merger, consolidation, sale of substantially all of the assets of the Company or other reorganization in which the Company does not survive. The term of each severance agreement is through December 31, 2006 with automatic annual extensions thereafter, unless the Company chooses not to extend such agreement. The agreements provide that each officer of the Company who is a party to a severance agreement will receive a multiple of such person's annual base salary plus bonus and continuation of life insurance, medical and dental and accident and disability benefits for up to two years following the termination of such officer's employment. The cash payment multiple for Mr. Lightner is 2.5 and for each of the other officers is 2. As of May 10, 2001, each of the severance agreements was amended to provide, among other things, that if any payment to the officer is subject to an excise tax imposed by Section 4999 of the U.S. Internal Revenue Code (any such excise tax is referred to as the "Excise Tax"), the officer will be entitled to receive a gross-up payment in an amount such that after payment by the officer of all taxes, including income and excise taxes, the net amount retained by the officer is equal to the amount the officer would have received if such Excise Tax were not applicable to the payments.

        Total Cash Amounts Payable under Employment and Severance Agreements.    The total cash amounts payable to the executive officers of the Company, as a group, pursuant to the employment agreement and severance agreements described above as a result of the Merger Agreement and the transaction contemplated thereby, excluding any amounts payable under the severance agreements relating to Excise Taxes and the continuation of other employee benefits, would be approximately $7.0 million, assuming that the employment of all executive officers is terminated, for reasons other than cause, immediately following consummation of the Offer.

        Effects of the Offer and Merger Agreement under the Company's Stock Option Plans.    Each of the Company's stock option plans and long term incentive plans (collectively, the "Company Plans") that have options or restricted stock awards outstanding that are not fully vested contains a change in control provision which is applicable to all options, restricted stock or other awards granted under the

Company Plans. The change in control provisions, which are substantially identical, provide that upon the occurrence of an event resulting in a "change in control" of the Company, each outstanding option to acquire Shares under any of the plans will become fully vested and exercisable and each restricted stock award will become fully vested, in each case immediately prior to the "change in control." Consummation of the Offer will constitute a "change of control" for purposes of these Company Plans and the stock options and restricted stock awards granted thereunder. In addition, the Merger Agreement provides that each option to acquire Shares granted under any of the Company Plans that is not fully vested and exercisable and that is outstanding immediately prior to the occurrence of the consummation of the Offer (the "Acceptance Date"), will automatically become fully vested and exercisable on the Acceptance Date pursuant to the terms of the Company Plans without any action on the part of the Company, Parent, Merger Subsidiary or the holder of any such stock option, and will be converted into and will thereafter represent only the right to receive an amount in cash, without interest, calculated as provided in the following sentence respect to each Share subject thereto equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such stock options. On the Acceptance Date, each holder of a stock option under a Company Plan will be entitled to receive, in full satisfaction of such stock option, an amount in cash without interest in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the per Share exercise price of such stock option and (ii) the number of Shares subject to such stock option, and each such stock option will be canceled on the Acceptance Date. The payment will be reduced by any income or employment tax withholding required under the U.S. Internal Revenue Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of such stock option. The Company shall take all requisite action so that, immediately following the payments related to such stock options, each stock option shall be cancelled and, after all outstanding stock options under the Company Plans have been cancelled, all Company Plans shall be terminated.

        The following table sets forth, with respect to each of the executive officers as a group and non-employee directors as a group of the Company as of April 13, 2004:

  •
  The number of Shares subject to options held by such persons that will be exercisable immediately upon the consummation of the Offer;

  •
  The range of exercise prices of the options held by such persons;

  •
  The weighted average exercise price per share of the options held by such persons; and

	Number of Shares Subject to Options	Range of Exercise Prices	Weighted Average Exercise Price/Share
Executive Officers as a Group	1,859,138	$12.63-$31.00	$20.19
Non-employee Directors as a Group	306,000	$11.88-$33.82	$20.51

        The exercise price of options granted to executive officers and non-employee directors of the Company in 2003 are set forth in "Directors Compensation and Fees" in the Information Statement attached to this Schedule 14D-9 as Annex A. The beneficial ownership table included in the Information Statement attached to this Schedule 14D-9 as Annex A sets forth the beneficial ownership of Shares and stock options of the Company's executive officers and non-employee directors as of March 9, 2004.

        The executive officers as a group were granted restricted stock awards under the Company's 1999 Long Term Incentive Plan with respect to an aggregate of 57,200 Shares.

        Cash Amounts Payable to Executive Officers and Directors Related to Stock Options and Restricted Stock Awards.    The total cash amounts payable to the executive officers, as a group, and to all non-management directors, as a group, related to outstanding stock options and restricted stock awards as a result of the Merger Agreement and the transactions contemplated thereby are approximately $54,449,969 and $8,411,400, respectively.

        Directors' and Officers' Indemnification and Insurance.    In the Merger Agreement, the Surviving Corporation has agreed, from and after the consummation of the Merger, to indemnify, defend and hold harmless to the fullest extent permitted by law the present and former officers and directors of the Company and its Subsidiaries against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Effective Time. In addition, in the Merger Agreement, Parent and Merger Subsidiary have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company or any of its Subsidiaries as provided in the Company's Certificate of Incorporation or Bylaws, or the articles of organization, bylaws or similar documents of any of its Subsidiaries as in effect at the date of the Merger Agreement with respect to matters occurring prior to the Merger will survive the Merger and continue in full force and effect. Parent also agreed to cause the Merger Subsidiary to maintain in effect for a period of six years after the consummation of the Merger, in respect of acts or omissions occurring prior to such time, policies of directors' and officers' liability insurance. Such policies shall provide coverage no less favorable than that provided for the individuals who are covered by the Company's existing policies. However, the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company its existing policies (if the annual premium shall exceed such 200% in any year, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount). In the event Parent shall, directly or indirectly, sell all or substantially all of the assets or capital stock of the Surviving Corporation, prior to such sale, Parent shall either assume the obligation to maintain officers' and directors' liability insurance as described in this paragraph or cause a Subsidiary of Parent having a net worth substantially equivalent to, or in excess of the net worth of, the Surviving Corporation immediately prior to such sale to assume such obligation.

        Pursuant to the Merger Agreement, the indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified under this provision of the Merger Agreement (whether or not a party to the Merger Agreement).

        Employee Benefit Arrangements.    The Merger Agreement provides that for a period of one year following the consummation of the Merger, Parent will cause the Surviving Corporation to continue to honor in accordance with their terms, the employment, severance, indemnification or similar agreements between the Company and certain employees and will maintain for one year certain of the Company's employee benefit plans; provided that, the Merger Agreement shall not preclude Parent or any of its affiliates from having the right to terminate the employment of any employee, with or without cause, or to amend or to terminate in accordance with its terms and applicable laws any employee benefit plan of Parent established, maintained or contributed to by Parent or any of its affiliates after the consummation of the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

        Recommendation.    The Board of Directors of the Company, by unanimous vote of all of the directors at a meeting duly held on April 14, 2004, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if applicable, vote in favor of the Merger. Accordingly, the Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        A letter to the Company's stockholders communicating the Board of Directors' recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(2) and (a)(5)(A), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

  General Background of the Offer.

        On October 13, 2003, Roger Biemans, President of EnCana USA, arranged a meeting with James D. Lightner, the Company's Chairman, Chief Executive Officer and President, in Denver. At this meeting, which constituted the first discussions between EnCana USA and the Company regarding any potential transaction, Mr. Biemans discussed several potential transactions between EnCana USA and the Company, including a proposed asset swap within the United States and Canada. Messrs. Biemans and Lightner also discussed the possibility of a transaction in which EnCana USA would acquire the entire Company. Mr. Biemans requested certain confidential information regarding the Company. The meeting concluded with Mr. Lightner agreeing that the Company would assemble the information requested and, subject to entering into an appropriate confidentiality agreement with EnCana USA, meet to present the requested information to EnCana USA.

        During the next several weeks, the Company assembled the information requested by EnCana USA, and, on November 24, 2003, Mr. Lightner delivered a confidentiality agreement to Mr. Biemans. Messrs. Biemans and Lightner agreed to meet the next day.

        On November 25, 2003, Messrs. Biemans and Lightner met in Denver and Mr. Biemans indicated that EnCana USA was interested in further discussions regarding an acquisition of the Company by EnCana USA. At this meeting, EnCana USA negotiated and executed the confidentiality agreement previously delivered to EnCana USA by the Company. As part of the confidentiality agreement, EnCana USA agreed to a customary standstill arrangement with the Company pursuant to which, subject to certain exceptions, EnCana USA agreed, among other things, that neither it nor any of its affiliates would acquire any securities of the Company above a specified threshold for a period of 18 months without the consent of the Company. At this meeting, the Company then provided EnCana USA with certain information regarding the Company.

        During the course of the next few weeks, EnCana USA and Parent reviewed the information provided by the Company and discussed internally a potential transaction with the Company, including an acquisition of the Company. During this period, Messrs. Biemans and Lightner periodically engaged in telephone discussions regarding the information provided.

        On December 16, 2003, Messrs. Biemans and Lightner again met in Denver. Mr. Biemans proposed a transaction pursuant to which EnCana USA would acquire the Company. Mr. Biemans indicated that EnCana USA's view of the Company's valuation was in the range of the mid-thirties per Share, but Mr. Lightner responded that he did not believe that the value proposed was sufficient to allow him to recommend that the Board of Directors consider the proposed transaction. Mr. Lightner stated that, in his view, a price per Share sufficient for consideration would be in excess of $40.00.

        On December 17, 2003, Mr. Biemans telephoned Mr. Lightner and increased EnCana USA's initial valuation of the Company to approximately $37.00 per Share. Mr. Lightner informed Mr. Biemans that he would consider Mr. Biemans' revised proposal. Subsequent to that call, Mr. Lightner discussed Mr. Bieman's revised proposal with each member of the Board of Directors and senior management of the Company.

        On December 22, 2003, in a telephone call, Mr. Lightner informed Mr. Biemans that, based on his discussions with members of the Company's Board of Directors and senior management, EnCana USA's revised valuation of the Company was still not sufficient and that at such valuation the parties should no longer explore the possibility of an acquisition of the Company. Mr. Lightner requested that all confidential information related to the Company be returned to the Company, and EnCana USA thereafter complied with this request. The parties then ceased all discussions until March 2004.

        On March 29, 2004, Messrs. Biemans and Lightner met in Denver at a meeting arranged by Mr. Biemans. Mr. Biemans expressed EnCana USA's interest in revisiting their discussions regarding the possible acquisition of the Company by EnCana USA. Mr. Lightner indicated that only if the Company was valued significantly in excess of EnCana USA's second proposal in December 2003 would he consider presenting a transaction to the Board of Directors for its consideration. At this meeting, Mr. Biemans did not suggest an increased valuation of the Company. Mr. Lightner agreed to propose a valuation range at which he felt the Company could proceed with further negotiations regarding a possible transaction.

        On April 2, 2004, in a telephone call, Mr. Lightner informed Mr. Biemans that he had discussions with some of the members of the Board of Directors of the Company and with senior management and they indicated that they were not interested in further pursuing an acquisition transaction with EnCana USA at the previously expressed valuations. Messrs. Biemans and Lightner proceeded to discuss the level of valuation Mr. Lightner believed would be necessary to proceed with discussions concerning a transaction. Mr. Lightner indicated that he believed the Board would only consider an offer at a significant premium to the price per Share at which the Shares were then trading. Messrs. Biemans and Lightner discussed Mr. Lightner's view of an appropriate premium for consideration which Mr. Lightner expressed as 30% above the price per Share at which the Shares were then trading.

        On April 7, 2004, Parent retained Merrill Lynch Canada Inc. ("Merrill Lynch") as its financial advisor. Parent and Merrill Lynch entered into a formal engagement letter on April 12, 2004.

        On April 7, 2004, in a telephone call, Mr. Biemans told Mr. Lightner that EnCana USA continued to be interested in making an acquisition proposal. Mr. Lightner indicated that he would only meet with Mr. Biemans if the proposal was at or near the valuation expressed by Mr. Lightner on April 2, 2004. Messrs. Biemans and Lightner arranged to meet the next day in Denver.

        On April 8, 2004, Messrs. Biemans and Lightner met again and discussed valuation. Mr. Biemans discussed a transaction which valued the Company at $48.00 per Share, subject to satisfactory completion of due diligence. Mr. Lightner indicated that he believed that, at the stated valuation, the parties should pursue more detailed discussions. Mr. Biemans also discussed certain of the terms of any potential transaction, including timing, a break-up fee if the parties executed an agreement but did not ultimately close a transaction, closing conditions for the transaction and any required governmental and corporate approvals. Mr. Biemans also requested that the Company enter into an exclusivity agreement with EnCana USA whereby the Company would agree to negotiate only with EnCana USA with respect to a possible acquisition transaction. Mr. Lightner told Mr. Biemans that he would discuss the proposal with the Board. Messrs. Biemans and Lightner arranged to meet later that same day in Denver.

        During the day on April 8, 2004, Mr. Lightner discussed the proposal from EnCana USA with members of the Company's senior management and with certain members of the Board of Directors. On April 8, 2004, the Company engaged Petrie Parkman & Co., Inc. ("Petrie Parkman") as a financial advisor with respect to the proposed transaction. Also on April 8, 2004, Mr. Lightner and other members of Company's senior management met in Denver with representatives of Petrie Parkman to discuss the EnCana USA proposal. In the meeting, the parties discussed potential negotiating responses to the proposal from EnCana USA, certain aspects of the proposal which needed further clarification, EnCana USA's due diligence requirements, and developed a strategy and preliminary timeline for advancing the transaction. Representatives of Vinson & Elkins participated by phone in portions of the meeting. Messrs. Biemans and Lightner met again later in the day on April 8, 2004. Mr. Lightner indicated that he had discussed Parent's proposal with certain members of the Board of Directors and that those members of the Board of Directors were in favor of Mr. Lightner pursuing further discussions with EnCana USA but that the Company would not agree to enter into an exclusivity agreement with EnCana USA. Mr. Biemans suggested that the parties immediately commence more detailed discussions and engage legal and financial advisors and commence final due diligence. The parties agreed to meet the next day in Denver.

        On April 9, Paul, Weiss, Rifkin, Wharton & Garrison LLP ("Paul Weiss"), counsel to Parent, submitted a due diligence request letter to the Company and its counsel, Vinson & Elkins L.L.P. ("Vinson & Elkins"). On the evening of April 9, 2004, Paul, Weiss distributed a draft Merger Agreement to the Company and Vinson & Elkins.

        On April 9, 2004 and April 10, 2004, representatives of Parent, including Mr. Biemans, and representatives of the Company, including Mr. Lightner, met in Denver. Representatives of Merrill Lynch and Petrie Parkman participated in certain of the meetings of April 9, 2004 and April 10, 2004. In addition, representatives of Paul, Weiss participated in certain of the meetings of April 10, 2004. In these meetings, the parties discussed the Company's business and operations (including the Company's planned exploration and development activities and future exploration and development prospects), the Company's financial statements as disclosed in its reports filed with the SEC, and the Company fiscal year 2004 budget. They also discussed the proposed transaction terms, the timing of the proposed transaction, Parent's ability to finance the proposed transaction and its planned sources of financing. At the same time, representatives of Parent and Paul, Weiss were conducting a legal due diligence review of certain of the Company's material contracts and other pertinent information.

        On April 10, 2004, the Company engaged J.P. Morgan Securities Inc. ("JPMorgan") as a financial advisor with respect to the proposed transaction.

        On April 11, 2004, Vinson & Elkins delivered comments on the draft Merger Agreement to Paul, Weiss. From such time through the early morning of April 15, 2004, representatives of Parent and the Company, working together with their respective financial and legal advisors, negotiated and finalized the terms of the Merger Agreement and the other terms of the transaction.

        On the evening of April 13, 2004, the Board of Directors of the Company, together with representatives from Vinson & Elkins and Petrie Parkman, met in Dallas to discuss the contemplated transactions.

        At this meeting, a representative of Vinson & Elkins reviewed and discussed with the Board of Directors their fiduciary duties under Delaware law with respect to a potential sale of the Company and also discussed with the Board of Directors the terms of the proposed Merger Agreement and the transactions contemplated by the Merger Agreement, including the timetable for the Offer and the Merger, the representations and warranties of the Company, the closing conditions, the non-solicitation and termination fee provisions and other aspects of the proposed transaction with Merger Subsidiary. The representative of Vinson & Elkins also discussed with the Board of Directors the United States and Canadian antitrust and regulatory approvals necessary for the proposed transaction and the likelihood of receiving these approvals.

        At this meeting, representatives of Petrie Parkman made a presentation to the Board of Directors of the Company regarding the current market environment relating to equity capital markets, interest rates, commodity prices and merger and acquisition activity, the terms of the proposal from Parent, certain information relating to the business and financial condition of Parent and its track record with respect to mergers and acquisitions, a comparison of the Company to certain U.S. based independent exploration and production companies, and a comparison of the proposal from Parent with the terms of other merger and acquisition transactions involving certain comparable companies.

        The Board of Directors also discussed the financial condition of Parent and its ability to fund the transaction consideration pursuant to borrowings under its existing credit arrangements and a proposed new credit facility from Royal Bank of Canada of up to U.S. $3.0 billion described in a draft commitment letter from Royal Bank of Canada. As part of this discussion, the Board considered the proposed conditions to receipt of funding under the proposed new credit facility as described in the draft commitment letter received by the Board of Directors.

        Subsequent to the April 13, 2004 Board meeting, Mr. Lightner approached Mr. Biemans to request that Parent increase its offer price. After discussions regarding the valuation of the Company, Mr. Biemans indicated that the Parent was not willing to pay more than $48.00 per Share. Mr. Biemans did agree to changes to certain provisions of the Merger Agreement requested by Mr. Lightner.

        On the afternoon of April 14, 2004, the board of directors of Parent unanimously approved the transaction.

        On the evening of April 14, 2004, the Board of Directors held a meeting at which the Company's management discussed with the Board of Directors the status of the negotiations of the Merger Agreement. Representatives of Petrie Parkman also attended the meeting. A representative of Vinson & Elkins discussed fiduciary obligations of the Board of Directors and described the revised terms of the Merger Agreement. Mr. Lightner noted that EnCana USA had refused to increase its offer above the proposed price of $48.00 per Share. Mr. Lightner also advised the Board of Directors that the board of directors of Parent had approved the transaction at a price of $48.00 per Share.

        At this meeting, representatives of JPMorgan made a presentation to the Board of Directors regarding the terms of the proposed transaction with Parent, the business and financial condition of Parent, and JPMorgan's financial analysis related to the proposed terms of the transaction. JPMorgan then rendered its opinion that as of that date and, based upon and subject to the factors and assumptions set forth in the opinion, the $48.00 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders.

        After deliberation, the Board of Directors unanimously determined, among other things, (i) to approve, authorize and adopt the Merger Agreement, (ii) that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and the Company's stockholders and (iii) to consent to the Offer and recommend that the Company's stockholders accept the Offer, tender their Shares in connection with the Offer and, if required, approve and adopt the Merger Agreement and the transactions contemplated thereby. At this meeting, the Company's Board of Directors also approved an amendment to the Company's stockholder rights plan that had the effect of causing the stockholder rights plan to be inapplicable to the transactions contemplated by the Merger Agreement, including the consummation of the Offer.

        Early on the morning of April 15, 2004, Parent, Purchaser and the Company executed the Merger Agreement and each of Parent and the Company publicly announced the transaction.

        Reasons for the Recommendation by the Board of Directors.    In approving the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including those set forth below. The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board of Directors did not find it practical to, and did not quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board of Directors may have given different weight to the various factors considered. After weighing all of these considerations, the Board of Directors unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

        1.    Financial Terms/Premium to Current and Historical Trading Prices.    The Board of Directors considered the fact that the Offer Price represents a 23.8% premium over the closing price of $38.77 per Share on April 14, 2004, the last trading day prior to the public announcement of the execution of the Merger Agreement. The Board of Directors also considered the fact that the Offer Price represents a 27% premium over the average closing price per Share for the one-week trading period ended April 12, 2004, a 32% premium over the average closing price per Share for the one-month trading period ended April 12, 2004, a 40% premium over the average closing price per Share for the three-month trading period ended April 12, 2004 and a 52% premium over the average closing price per Share for the six-month trading period ended April 12, 2004.

        2.    Consideration of Multiples Paid in Comparable Transactions.    The Board of Directors considered the fact that the valuation of the Company implied by the Offer Price compared favorably to the implied valuations of other oil and gas exploration and production companies in comparable public company acquisition transactions.

        3.    Form of Consideration.    The Board of Directors viewed as desirable that the form of consideration to be paid to holders of Shares in the Offer and the Merger would be cash and thus stockholders would not be subject to the market risk that they would otherwise face as a result of continued investment in the Company's capital stock. The Board was aware that the consideration to be received by holders of Shares in the Offer and the Merger would be taxable to such holders for income tax purposes.

        4.    Business, Financial Condition and Prospects of the Company.    The Board of Directors, based on its prior meetings with senior management and experience in the Company's industry, was familiar with the business, financial condition, prospects and current business strategy of the Company (including its production and exploration activities and reserves). In this regard, the Board of Directors considered:

  •
  The historical results, financial condition, results of operations, cash flows, earnings, assets and reserve reports of the Company;

  •
  The Company's future prospects (including future exploration and development plans and the associated costs necessary to fund these plans);

  •
  The ability of the Company to fund its future exploration and development plans;

  •
  The current near-term and long-term outlook for the market for natural gas, including conditions in the commodities market and the long-term outlook for natural gas prices in light of the current and projected tight supply of natural gas available in the North American markets and current and projected demand for natural gas in North America; and

  •
  The positive impact on natural gas prices in the Rocky Mountain area from recent natural gas pipeline projects in the Rocky Mountain area and the potential future impact of other pending or proposed natural gas pipeline projects in the Rocky Mountain area.

        5.    Alternatives.    The Board considered the trends in the industry in which the Company operates and certain alternatives available to the Company, including the alternative to remain an independent public company.

        6.    Financial Analysis; JPMorgan's Fairness Opinion.    The Board of Directors considered the financial analysis and presentation of Petrie Parkman to the Board of Directors and the financial analysis and the presentation of JPMorgan to the Board of Directors. The Board of Directors also considered the opinion of JPMorgan delivered to the Board of Directors on April 14, 2004, that, as of that date, based upon and subject to the factors and assumptions set forth in the written opinion, the consideration to be paid to holders of Shares (other than Parent, Merger Subsidiary and their affiliates) in the Offer and the Merger was fair to such holders from a financial point of view. The Board of Directors was aware of the fee arrangements related to Petrie Parkman and JPMorgan, including the fee payable to JPMorgan upon delivery of its fairness opinion and the fee payable to Petrie Parkman contingent upon consummation of the transactions contemplated by the Merger Agreement.

        7.    Terms of the Merger Agreement.    The Board of Directors, with the assistance of legal counsel, considered the terms of the Merger Agreement, including (A) the ability of the Board to consider and negotiate unsolicited third party takeover proposals, if such proposals are reasonably expected to lead to a proposal that is superior to the Offer and Merger and subject to certain determinations regarding the fiduciary duties of the Board of Directors, (B) the right of the Company to terminate and accept a superior proposal, subject to the satisfaction of certain conditions and the payment of a termination fee and Parent's expenses, and (C) the size and structure of the termination fee and expenses payable to Parent. The Board of Directors also considered the possibility that the non-solicitation and termination fee provisions of the Merger Agreement might potentially discourage other parties that might be interested in acquiring the Company from proposing such a transaction.

        8.    Timing of Transaction.    The Board of Directors considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all of the Shares, which, assuming timely receipt of regulatory approvals, would allow stockholders to receive the transaction consideration earlier than pursuant to an alternative transaction structure. In addition, the Board noted that in the Merger, stockholders who have not validly tendered their Shares will receive the same consideration received by stockholders who tendered their Shares in response to the Offer.

        9.    No Financing Condition.    The Board of Directors considered the absence of any financing condition and the fact that Parent has represented in the Merger Agreement that it has sufficient funds available (through existing credit arrangements or a signed commitment letter) to consummate the Offer and the other transactions contemplated by the Merger Agreement. The Board of Directors also considered the financial condition of Parent and the terms and conditions of the Royal Bank of Canada proposed financing pursuant to the commitment letter.

        10.    Business Reputation of Parent.    The Board of Directors considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Merger Subsidiary, which the Board of Directors believed supported the conclusion that an acquisition transaction with Parent and Merger Subsidiary could be completed relatively quickly and in an orderly manner.

        11.    Certain Conditions to the Offer.    The Board of Directors considered the fact that the Offer is conditioned on (i) the holders of that number of Shares that would constitute more than 50% of the voting power, determined on a fully-diluted basis, of all the securities of the Company entitled to vote in the election of directors or in a merger herein, tendering their shares in the Offer, (ii) the absence of any event, occurrence or development or state of circumstances which, individually or in the aggregate, has or would be reasonably likely to have a material adverse effect on the Company, (iii) the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any materiality or material adverse effect qualifiers set forth in these representations and warranties) being true and correct in all material respects as of the date of the Merger Agreement and as of the scheduled expiration date of the Offer (other than representations that are made as of a specified date), except (a) where the failure or failures, individually or in the aggregate, of these representations and warranties to be true and correct in all material respects would not have or be reasonably likely to have a material adverse effect on the Company and (b) except for certain representations relating to governmental authorizations, non-contravention and capitalization of the Company, which representations shall be true and correct in all material respects as of the date of the Merger Agreement and as of the scheduled expiration date of the Offer (other than representations that are made as of a specified date) and (iv) the Board of Directors not withdrawing or adversely modifying its recommendation and approval of the Merger Agreement, the Offer or the Merger and

not entering into an agreement with respect to a superior proposal with a party other than Merger Subsidiary and Parent.

        12.    Regulatory Approvals.    The Board of Directors considered the regulatory approvals required to consummate the Offer, including antitrust approvals, both in the United States and Canada, and the prospects for receiving such approvals.

        Opinion of the Company's Financial Advisor.    At the meeting of the Board of Directors on April 14, 2004, JPMorgan rendered its opinion to the Board of Directors that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of the Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. JPMorgan has consented to the inclusion of its opinion as Annex B to this Schedule 14d-9.

        The full text of the JPMorgan opinion, dated April 14, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by JPMorgan in rendering its opinion is attached as Annex B to this Schedule 14d-9 and is incorporated in this document by reference. The summary of the JPMorgan opinion set forth in this document is qualified in its entirety by reference to the full text of the JPMorgan opinion. The Company's stockholders should read the JPMorgan opinion carefully and in its entirety. JPMorgan provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The JPMorgan opinion is neither a recommendation to any stockholder to tender its Shares in the Offer nor as to how such stockholder should vote with respect to the Merger or any other matter and should not be relied upon by any stockholder as such.

        In connection with rendering its opinion, JPMorgan, among other things:

  •
  reviewed a draft dated April 13, 2004 of the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving companies it deemed relevant and the consideration received for such companies;

  •
  compared the financial and operating performance of the Company with the publicly available information concerning certain other companies it deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the Company's business;

  •
  reviewed the reserve report relating to the Company's reserves as of December 31, 2003 prepared by an independent petroleum engineering firm; and

  •
  performed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

        In addition, JPMorgan held discussions with certain members of the management of the Company with respect to certain aspects of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters it believed necessary or appropriate to its inquiry.

        In giving its opinion, JPMorgan relied upon and assumed, without assuming the responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by the Company or otherwise reviewed by it, and JPMorgan did not assume any liability therefor. JPMorgan did not conduct any valuation or appraisals of any assets or liabilities, nor were any such valuations or appraisals provided to JPMorgan (other than the reserve reports referred to above). In relying on the financial analyses and forecasts provided to it, JPMorgan assumed that the financial analyses and forecasts were reasonably prepared based on assumptions reflecting management's best currently available estimates and judgments as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. JPMorgan also assumed that the Offer and the Merger will be consummated as described in the Merger Agreement. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of its counsel. JPMorgan also assumed that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to it.

        The JPMorgan opinion is necessarily based on economic, market and other conditions as in effect, and on the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect the JPMorgan opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm its opinion. The JPMorgan opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the stockholders in the Offer and Merger and JPMorgan expresses no opinion as to the underlying decision by the Company to engage in the Merger.

        In addition, in arriving at its opinion, JPMorgan was not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Offer and Merger, or to provide services other than the delivery of its opinion. JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. JPMorgan did not participate in negotiations with respect to the terms of the Merger Agreement and the related transactions contemplated thereby, including the Offer and the Merger. JPMorgan expressed no opinion as to whether an alternative transaction might produce consideration for the Company stockholders in an amount in excess of that contemplated by the Offer and the Merger.

        Summary of JPMorgan's Analyses.    The summary table provided below sets forth summary data with respect to the ranges of implied values per share of the Company's Shares as of April 14, 2004 derived from the comparable companies analysis, comparable transactions analysis and after-tax net asset value analysis performed by JPMorgan in connection with its opinion.

        The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by JPMorgan with respect to any of the analyses performed by it in connection with its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary descriptions. In arriving at its opinion, JPMorgan considered all of the financial analyses it performed and did not attribute any particular weight to any individual analysis or factor it considered or reach any specific conclusion with respect to any such analysis. Rather, JPMorgan made its determination as to the fairness to the stockholders of the Company, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses in the summary table below. Accordingly, the data included in the summary table should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by JPMorgan. The ranges of implied values per Share set forth in the summary table is not an opinion as to the price at which the Shares will trade at any future time.

Analyses	Implied Values of Tom Brown Common Stock as of April 14, 2004
Comparable companies analysis:
Based on consensus estimates	$36 - $40
Based on management estimates	$39 - $43
Comparable transactions analysis:
Based on consensus estimates	$36 - $40
Based on management estimates	$39 - $44
After-tax net asset valuation analysis	$34 - $42

        Comparable Companies Analysis.    Using publicly available information, JPMorgan calculated the market capitalization for seven publicly traded companies that JPMorgan deemed to be comparable in operations to the Company as multiples of the estimated 2004 and 2005 estimated cash flow per share for such companies. JPMorgan also calculated the firm value of such companies as multiples of their 2004 estimated and 2005 estimated earnings before interest, taxes, depreciation, amortization and exploration expenses ("EBITDAX") and proven reserves (measured by the volume of such companies' natural gas and oil reserves in millions of cubic feet equivalent (Mcfe) of natural gas). JPMorgan calculated the firm value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the book value of its preferred stock and the book value of its minority interest in other companies and subtracting cash and cash equivalents. In each case, estimated cash flow per share and estimated EBITDAX was based on First Call and recent selected equity research analyst reports. Reserves (Mcfe) was based on proved reserves as of December 31, 2003 as set forth in each company's most recent Annual Report on Form 10-K filed with the SEC.

        JPMorgan determined that the following companies were relevant to an evaluation of the Company based on JPMorgan's view of the comparability of the operating and financial characteristics of these companies to the Company:

  Cabot Oil & Gas Corporation
  Chesapeake Energy Corporation
  Cimarex Energy Co.
  EnCana USA Resources, Inc.
  Patina Oil & Gas Corporation
  St. Mary Land & Exploration Co.
  XTO Energy Inc.

        JPMorgan noted that because of the differences between the business mix, operations, and other characteristics of the Company and the comparable companies, a purely quantitative comparable company analysis would not be sufficient in this context. Rather, JPMorgan believed that an appropriate use of the comparable company analysis would also involve qualitative judgments concerning differences between the financial and operating characteristics of the Company and the comparable companies, which would affect the public trading values of the common stock of the comparable companies. These judgments were applied in rendering the JPMorgan opinion.

        The high, median, mean and low multiples for the seven companies are set forth in the table below. The table also includes reference multiple ranges selected by JPMorgan based on a review of the comparable company multiples.

Comparable Company Multiples
Measure
	High	Median	Mean	Low	Reference Range
Price / 2004 Estimated Cash Flow Per Share	6.5x	5.2x	5.2x	3.9x	5.0x - 5.5x
Price / 2005 Estimated Cash Flow Per Share	6.3x	5.0x	5.1x	3.9x	5.0x - 5.5x
Firm Value / 2004 Estimated EBITDAX	7.3x	5.0x	5.5x	4.5x	5.5x - 6.0x
Firm Value / 2005 Estimated EBITDAX	7.1x	5.1x	5.5x	4.5x	5.5x - 6.0x
Firm Value / Reserves (Mcfe)	$2.75	$1.77	$1.78	$1.17	$1.75 - $2.00

        The analysis implied a range of values for the Shares of approximately $35.96 to $40.20 based on consensus estimates and $38.58 to $43.39 based on management estimates. JPMorgan further noted that the Offer Price and the Merger Consideration is $48.00 per Share in cash, without interest.

        Precedent Corporate Transactions Analysis.    Using publicly available information, JPMorgan examined the following selected gas-weighted corporate transactions with transaction values greater than $300 million since 2000:

Ann. Date	Acquiror	Target
04/07/04	Kerr McGee Corporation	Westport Resources Corporation
02/24/03	Devon Energy Corporation	Ocean Energy, Inc.
02/03/03	Plains Exploration & Production Company	3 Tec Energy Corporation
09/10/01	Dominion Resources Inc.	Louis Dreyfus Natural Gas Corp.
08/14/01	Devon Energy Corporation	Mitchell Energy & Development Corp.
06/19/01	Hunt Oil Company	Chieftain International, Inc.
06/09/01	Westport Resources Corporation	Belco Oil & Gas Corporation
05/14/01	Kerr McGee Corporation	HS Resources Incorporated
03/07/01	The Williams Companies, Inc.	Barrett Resources Corporation
12/22/00	Marathon Oil Corporation	Pennaco Energy Inc.

        JPMorgan calculated the purchase price in the selected transactions as multiples of one-year forward and two-year forward cash flow per share for the targets in such transactions. JPMorgan also calculated the transaction value in the selected transactions as multiples of one-year forward and two-year forward EBITDAX and reserves (Mcfe) for the targets in such transactions. In each case, reserves (Mcfe) were based on proved reserves as of the last fiscal year. JPMorgan defined transaction value for purposes of this analysis as purchase price plus the net debt of the target. Among other factors, JPMorgan noted that the merger and acquisition transaction environment varies over time because of macroeconomic conditions such as fluctuations in interest rates, commodity prices, and equity markets and microeconomic conditions such as industry results and growth expectations. JPMorgan noted that no transaction reviewed was identical to the proposed transaction and that, accordingly, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics of the Company relative to the targets in the selected transactions and other factors that would affect the acquisition values in the precedent transactions.

        The high, median, mean and low multiples for the 10 comparable transactions are set forth below. The table also includes reference multiple ranges selected by JPMorgan based on a review of the comparable transaction multiples.

Precedent Transaction Multiples
Measure					Reference Range
	High	Median	Mean	Low
Purchase Price / Estimated 1-Year Forward Cash Flow	7.4x	4.4x	4.9x	3.7x	4.5x - 5.0x
Purchase Price / Estimated 2-Year Forward Cash Flow	8.0x	4.5x	5.1x	3.0x	4.5x - 5.0x
Transaction Value / One-Year Forward Estimated EBITDAX	8.1x	5.1x	5.7x	3.6x	5.5x - 6.0x
Transaction Value / Two-Year Forward Estimated EBITDAX	8.1x	5.4x	5.9x	4.2x	5.5x - 6.0x
Transaction Value / Reserves (Mcfe)	$2.56	$1.42	$1.63	$1.27	$2.00 - $2.25

        The analysis implied a range of values for the Shares of approximately $35.71 to $39.95 based on consensus estimates and $39.19 to $43.99 based on management estimates. JPMorgan further noted that the Offer Price and the Merger Consideration is $48.00 per Share in cash, without interest.

        After-Tax Net Asset Valuation Analysis.    JPMorgan conducted an after-tax net asset valuation analysis of the Company to estimate the net asset value per Share. JPMorgan performed its analysis based on a variety of data sources provided by the management of the Company and certain other publicly available information, including the Company's reserve report for the year ending December 31, 2003 and the Company's balance sheet as of December 31, 2003. Using discount rates ranging from 7% to 9% and 9% to 11%, JPMorgan estimated a range of present values for the future pre-tax cash flows that the Company would generate from its proved developed producing reserves, proved developed non-producing reserves, and proved undeveloped reserves. JPMorgan then estimated a range of values for the Company's undeveloped net acreage and other assets and added the resulting values to the range of present values of the pre-tax cash flows as described above. JPMorgan deducted from this range of values estimates of the present value of the future costs of general and administrative expenses and cash taxes, which estimates were calculated using discount rates ranging from 8% to 10%. As a result of the calculations described above, JPMorgan estimated the gross asset value of the Company to range from approximately $2.0 billion to $2.4 billion. After deducting the Company's net debt from the gross asset value, JPMorgan estimated the net asset value of the Company to be approximately $1.7 billion to $2.0 billion, or $34.32 to $42.25 per Share. JPMorgan further noted that the Offer Price and the Merger Consideration is $48.00 per Share in cash, without interest.

        The JPMorgan opinion was one of many factors taken into consideration by the Board of Directors in making its determination to recommend the proposed transaction to its stockholders. The analyses of JPMorgan should not be viewed as a determination of the opinion of the Board of Directors with respect to the value of the Company. The foregoing summary does not purport to be a complete description of the analyses performed by JPMorgan.

        The Board of Directors selected JPMorgan to render its opinion because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to this proposed transaction and because JPMorgan is familiar with the Company and its business.

        JPMorgan received a fee (which is described below) from the Company for the delivery of its opinion. In addition, the Company has agreed to indemnify JPMorgan and its affiliates from and against certain liabilities arising from its engagement, including liabilities under securities laws. JPMorgan in the past has acted as lead arranger on credit facilities, and lead and joint bookrunner on public offerings of equity and debt securities, for the Company and certain of our affiliates have been lenders to the Company. Currently one of JPMorgan's affiliates is a lender to Parent. In the ordinary course of its business, JPMorgan or its affiliates may actively trade the debt and equity securities of the Company or Parent for its own account or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

        Intent to Tender.    To the knowledge of the Company, all of the executive officers, directors and affiliates of the Company presently intend, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender to Merger Subsidiary in the Offer all Shares and all Shares held of record or beneficially owned by such person or entity and vote in favor of the Merger all Shares that are held of record or beneficially owned by that person.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Petrie Parkman was retained by the Company pursuant to a letter agreement dated April 8, 2004, as modified by a letter agreement dated April 12, 2004 (both letter agreements, collectively, the "Petrie Parkman Engagement Letter"), to act as its financial advisor to assist the Company in evaluating various strategic options as they relate to a merger or similar transaction. The Company agreed to pay Petrie Parkman (i) a financial advisory fee of $50,000 per month, the first installment of which was payable upon execution and delivery of the Petrie Parkman Engagement Letter and (ii) a transaction fee, upon the consummation of a strategic transaction between the Company and Parent, calculated by multiplying the "transaction value" by 0.3%, with such transaction fee to be reduced by the amount of any fee the Company pays to an investment banking firm for rendering a fairness opinion, subject to a maximum reduction amount of $1,250,000, less all amounts paid to Petrie Parkman under clause (i) above. For purposes of determining the amount of the transaction fee, "transaction value" is defined to mean the gross value of all cash, securities and other property paid by an acquiring company to the Company or its stockholders in connection with the transaction, including the amount of indebtedness assumed by the acquiring company as a result of the transaction.

        In addition, the Company agreed to reimburse Petrie Parkman for certain expenses incurred by it, up to a maximum of $50,000, in connection with its engagement, including reasonable fees of its outside counsel and other professional advisors. The Company also entered into customary indemnification agreements with Petrie Parkman.

        Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and evaluations for corporate and other purposes. Petrie Parkman is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed merger. In addition, Petrie Parkman in the past has participated in public offerings of equity and debt securities of the Company. In the ordinary course of these activities, Petrie Parkman and its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company, Parent and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        JPMorgan was retained by the Company pursuant to an engagement letter dated April 10, 2004 (the "JPMorgan Engagement Letter"), to act as its financial advisor for the purpose assisting the Board of Directors in connection with the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. JPMorgan agreed to render an opinion to the Board of Directors as to the fairness from a financial point of view of the consideration to be paid to the Company and its stockholders in connection with the Offer and the Merger. A copy of the fairness opinion rendered by JPMorgan to the Board of Directors is attached to this Schedule 14d-9 as Annex B. Pursuant to the terms of the JPMorgan Engagement Letter, the Company agreed to pay JPMorgan $1,250,000 for its financial advisory services, payable at the time JPMorgan delivered its opinion. The Company also entered into a customary indemnification agreement with JPMorgan.

        JPMorgan, as part of its investment banking and financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, JPMorgan in the past has acted as lead arranger on credit facilities, and lead and joint bookrunner on public offerings of equity and debt securities, for the Company and certain of its affiliates have been lenders to the Company. Currently one of JPMorgan's affiliates is a lender to Parent. In the ordinary course of its business, JPMorgan or its affiliates may actively trade the debt and equity securities of the Company or Parent for its own account or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

        Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer and the other transactions contemplated by the Merger Agreement, except that such solicitations or recommendations may be made by directors, officers or employees of the Company for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        No transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company except for the exercise of stock options in respect of 25,000 shares and the sale of 26,829 Shares by Mr. Peter R. Scherer on March 18, 2004 in the open market.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

        Section 14(f) Information.    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Parent and Merger Subsidiary, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

        Rights Agreement Amendment.    In connection with the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the consummation of the Offer, and to cause the Rights issued pursuant to the Rights Agreement to expire immediately prior to the Effective Time of the Merger. The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to the Rights Agreement, which is filed as Exhibit (e)(10) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

        General Corporation Law of the State of Delaware.    As the Company is incorporated under the laws of the State of Delaware and is subject to the Delaware Law. The following is a brief description of certain aspects of Delaware Law applicable to the transactions contemplated by the Merger Agreement.

        Short Form Merger.    Under Section 253 of the Delaware Law, if Merger Subsidiary acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Merger Subsidiary will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. However, if Merger Subsidiary is not able to acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by the Company's stockholders will be required under Delaware Law to effect the Merger. As a result, the Company would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the Delaware Law, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their Shares in the Offer. However, it is a condition to consummation of the Offer that more than 50% of the outstanding fully diluted Shares be tendered. Upon completion of the Offer, the results of any stockholder vote to adopt the Merger Agreement and approve the Merger is virtually assured.

        Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Stock at the Effective Time of the Merger (hence have not tendered their Shares in the Offer) will have certain rights under Section 262 of the Delaware Law to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the "fair value" of their Common Stock at the effective time (excluding any element of value arising from the execution and delivery of the Merger Agreement or the accomplishment or the expectation of the Offer and the Merger), to be paid in cash, in lieu of the price of $48.00 per share given in the Offer. The value so determined could be more or less than, or the same as, the $48.00 Offer price.

        Appraisal rights cannot be exercised at this time. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

        If any holder of Common Stock who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or loses his or her rights to appraisal as provided in the Delaware Law, the Common Stock of such stockholder will be converted into the right to receive the Merger Consideration. In general, a stockholder's demand for appraisal may be withdrawn by delivering to the Company a written withdrawal of his or her demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the Delaware Law for perfecting appraisal rights may result in the loss of such rights.

        Delaware Anti-Takeover Statute.    In general, Section 203 of the Delaware Law ("Section 203") prevents an "interested stockholder" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such company prior to that time. On April 14, 2004, the Company's Board approved the Offer and the Merger. Accordingly, the restrictions on business combinations set forth in Section 203 are inapplicable to the Offer and the Merger.

        Regulatory Approvals.    The following is a brief description of certain aspects of U.S. antitrust laws and Canadian competition laws.

        U.S. Antitrust Laws.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice ("Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

        Pursuant to the HSR Act, Parent intends to file a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC as soon as practicable following commencement of the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth date after such filing, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, Parent will request early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer the waiting period with respect to the Offer, would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Merger Subsidiary pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Merger Subsidiary, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Merger Subsidiary or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

        Canadian Competition Laws.    The transaction is a "notifiable transaction" for purposes of Part IX of the Competition Act (Canada) (the "Competition Act"), and it may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the transaction, together with certain prescribed information, has been provided to the Commissioner of Competition appointed under the Competition Act (the "Commissioner") appointed under the Competition Act. The waiting period is either 14 or 42 days from the time a complete notification is provided to the Commissioner depending upon whether a short-form or long-form filing has been made. Alternatively, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate, which may be issued by the Commissioner in respect of a proposed transaction if he is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal for relief in respect of transactions that prevent or lessen, or would be likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed transaction, prohibiting its completion. Parent will apply to the Commissioner for an advance ruling certificate in respect of the Offer and the Merger. The acquisition of Shares by Merger Subsidiary pursuant to the Offer is subject to such requirements. It is a condition of the Offer that the required waiting period has expired or been earlier terminated or the Commissioner has issued an advance ruling certificate or a "no-action" letter.

        Certain Projections Provided by the Company.    In the course of discussions between the Company and EnCana USA, the Company provided EnCana USA and Parent with certain business and financial information that was not and is not publicly available. Such information included, among other things, certain financial projections prepared by senior management of the Company. The information set forth below is presented for the limited purpose of disclosing to the holders of Shares the financial projections prepared by the Company's management and made available to EnCana USA and Parent in connection with their due diligence investigation of the Company. The basis of the projections was the 2004 operating budget prepared by the Company in February, 2004 updated for January actual results. The projections were delivered to EnCana USA and Parent on April 10, 2004.

	(In millions of U.S. dollars, except oil and gas production data)
	Quarter Ended				Year Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	December 31, 2004
Average Daily Oil and Gas Production (a)	304.6	314.4	327.8	340.8	321.9
Total Revenues (b)	152.8	153.8	162.8	178.6	648.0
Operating Expenses (c)	33.0	35.8	37.1	38.8	144.7
General and Administrative Expenses	7.3	7.3	7.3	7.3	29.2
Net Earnings	36.4	35.7	39.5	47.6	159.2
Capital Expenditures (d)	78.6	96.4	97.1	72.5	344.6

(a)
Oil and Gas Production are average daily production amounts, net of royalties, and are expressed as million cubic feet equivalent per day (mmcfe/d).

(b)
Includes oil and gas sales, gathering and processing, marketing and trading, drilling and other revenues and is net of royalties.

(c)
Consists of production expenses, production taxes, gathering and processing costs, trading expenses and drilling costs.

(d)
Total capital expenditures for exploration and production activities, gathering and processing and drilling operations.

        In addition, beginning in early 2004, the Company began to give consideration to, and later advised EnCana USA and Parent of, possibly increasing its capital expenditure budget for fiscal year 2004. The plan being considered would increase the aggregate capital expenditures through December 31, 2004, from $344.6 million to $413.0 million and increase the projected average daily oil and gas production from 321.9 million cubic feet equivalent per day (mmcfe/d) to 345 mmcfe/d.

        The projections and the other information outlined above should be read together with the financial statements of the Company that can be obtained from the SEC as described below.

        The Company does not as a matter of course make public projections as to future revenue, earnings or other financial or operational information (except for certain production and capital expenditure information). The projections provided to EnCana USA were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles and were not examined, reviewed or compiled by independent public accountants and, accordingly, no independent public accountants express any opinion or any other form of assurance with respect thereto. These projections are included in this Offer to Purchase only because such information was provided to EnCana USA and Parent in connection with their discussions regarding the Offer. These projections are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. Although presented with numerical specificity, the projections reflect numerous assumptions (not all of which were provided to EnCana USA and Parent), all made by management of the Company, with respect to industry performance, general business, economic, market, competitive and financial conditions, commodity pricing and other matters, all of which are difficult to predict, many of which are beyond the Company's control, and none of which were subject to approval by EnCana USA or Parent. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized. Moreover such projections are subject to significant uncertainties and contingencies that are compounded to the extent that the projected periods are further away in time from the date of preparation. EnCana USA, Purchaser and Parent expect that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. These projections are subject to all of the risks and uncertainties, many of which are beyond the Company's control, incident to the exploration for and acquisition, development, production, marketing and sale of natural gas, natural gas liquids and crude oil in North America. These risks include, but are not limited to, commodity price volatility, third party interruption of sales to market, inflation, lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved natural gas and oil reserves and in projecting future rates of production and timing of development expenditures and the other risks described in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC.

        The inclusion of the projections herein should not be regarded as an indication that Purchaser, Parent or any of their respective affiliates or representatives endorse these projections in any way or that they considered or consider these projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of the Company, Purchaser, Parent or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The projections do not reflect the consequential effects of the Offer nor the impact on the Company of the Offer, nor do they take any account of the manner in which Purchaser or Parent may wish to manage the business of the Company.

ITEM 9. EXHIBITS

Exhibit No.	Description
(a)(1)(A)	The Offer to Purchase, dated April 21, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Subsidiary and Parent and filed with the Securities and Exchange Commission on April 21, 2004).
(a)(1)(B)
Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Subsidiary and Parent and filed with the Securities and Exchange Commission on April 21, 2004).
(a)(2)	Letter to Stockholders of the Company, dated April 21, 2004.*
(a)(5)(A)
Press Release issued by the Company on April 15, 2004, announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on April 15, 2004).
(a)(5)(B)	Opinion of J.P. Morgan Securities Inc., dated April 14, 2004 (included as Annex B hereto).*
(e)(1)
Merger Agreement, dated as of April 14, 2004, by and between the Company, Parent and Merger Subsidiary (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on April 14, 2004).
(e)(2)	The Information Statement of the Company, dated April 21, 2004 (included as Annex A hereto).*
(e)(3)	Confidentiality Agreement, dated as of November 25, 2003, by and between the Company and EnCana Oil & Gas (U.S.A.) Inc.*
(e)(4)
Employment Agreement dated January 1, 2003 between the Registrant and James D. Lightner. (Incorporated by reference to Exhibit 10.13 in the Registrant's Form 10-K Report for the fiscal year ended December 31, 2002 and filed with the Securities and Exchange Commission on March 25, 2003)
(e)(5)
The Company's Severance Plan dated as of July 1, 1998. (Incorporated by reference to Exhibit 10.2 in the Company's Form 10-Q Report for the quarterly period ended June 30, 1998, and filed with the Securities and Exchange Commission on August 12, 1998) (File No. 000-03880)
(e)(6)
Severance Agreement dated as of July 1, 1998, together with a schedule identifying officers of the Company who are parties thereto and the multiple of earnings payable to each officer upon termination resulting from certain change in control events. (Incorporated by reference to Exhibit 10.10 in the Company's Form 10-K Report for the fiscal year ended December 31, 2003).
(e)(7)
First Amendment to Tom Brown, Inc. Severance Plan dated May 10, 2001. (Incorporated by reference to Exhibit 10.5 in the Company's Form 10-Q Report for the quarterly period ended March 31, 2001 and filed with the Securities and Exchange Commission on May 14, 2001) (File No. 000-03880)
(e)(8)
First Amendment to Severance Agreement dated May 10, 2001. (Incorporated by reference to Exhibit 10.8 in the Company's Form 10-Q Report for the quarterly period ended March 31, 2001 and filed with the Securities and Exchange Commission on May 14, 2001) (File No. 000-03880)
(e)(9)
Amended Schedule to Severance Agreement identifying officers and executives of the Company who are parties thereto and the multiple of earnings payable to each officer or executive upon termination resulting from certain change in control events. (Incorporated by reference to Exhibit 10.17 in the Company's Form 10-K Report for the fiscal year ended December 31, 2001, and filed with the Securities and Exchange Commission on March 19, 2002) (File No. 000-03880)

(e)(10)
Amendment No. 1 to First Amended and Restated Rights Agreement, dated as of May 1, 2001, between the Company and EquiServe Trust Company, N.A., as rights agent. (Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form 8-A/A filed by the Company with the Securities and Exchange Commission on April 20, 2004).
(g)	None.

*
Included with this Schedule 14D-9.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM BROWN, INC.
By:	/s/ Daniel G. Blanchard
	Name:	Daniel G. Blanchard
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: April 21, 2004

ANNEX A

TOM BROWN, INC.

555 SEVENTEENTH STREET
SUITE 1850
DENVER, COLORADO 80202

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about April 21, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Tom Brown, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by EnCana Corporation ("Parent") or an indirect wholly-owned subsidiary of Parent ("Merger Subsidiary"), to a majority of the seats on the Board of Directors of the Company (the "Board of Directors" or the "Board").

        The Company entered into a Merger Agreement as of April 14, 2004 (the "Merger Agreement") with Parent and Merger Subsidiary, pursuant to which Merger Subsidiary commenced a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share of the Company, including the associated rights to purchase shares of preferred stock of the Company (the common stock, together with the rights, are referred to as the "Shares"), at a purchase price of $48.00 per Share, net to the seller in cash, without interest (such price, or any higher price as may be paid in the Offer (as defined below), being referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in Parent and Merger Subsidiary's Offer to Purchase, dated April 21, 2004 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Merger Subsidiary with the United States Securities and Exchange Commission (the "SEC") on April 21, 2004. Copies of the Offer have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        Pursuant to the Merger Agreement, Parent and Merger Subsidiary commenced the Offer on April 21, 2004. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on May 18, 2004, unless Parent and Merger Subsidiary extend the Offer in accordance with the terms of the Merger Agreement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. All information contained in this Information Statement or incorporated herein by reference concerning Parent, Merger Subsidiary or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent and Merger Subsidiary and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information. The Company's information is based upon information provided in the Company's Proxy Statement dated April 5, 2004, and except as indicated otherwise, such information is given as of such date. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

General

        The Shares are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of the close of business on April 13, 2004, there were 46,141,755 Shares issued and outstanding.

Parent Right to Designate Directors

        The Merger Agreement provides that, upon the acceptance for payment pursuant to the Offer of any Shares, Parent will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board of Directors as will give Parent or its affiliates representation on the Board of Directors equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the election of directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or its affiliates (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required to take all action necessary to cause Parent's designees (the "Parent Designees") to be elected or appointed to the Board, including, if necessary, increasing the size of the Board of Directors and seeking and/or securing resignations of incumbent directors, while ensuring that a sufficient number of independent directors are serving on the Board in order to satisfy the New York Stock Exchange, Inc. ("NYSE") listing requirements. At such time, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the entire Board of Directors, rounded up to the next whole number, to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of the NYSE. The Company shall use its commercially reasonable efforts to cause the Board to have at least two directors who were directors on April 14, 2004, and who are not employed by the Company and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the "Independent Directors"). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person who shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons will not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on April 14, 2004 shall be subject to the approval of Parent, not to be unreasonably withheld or delayed.

        The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of its knowledge, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than, in each case, with respect to the transactions between Parent, Merger Subsidiary and the Company and certain of the directors, executive officers and other stockholders of the Company that have been described in the Schedule TO, the Schedule 14D-9 and this Information Statement. The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected to serve as Parent Designees are set forth below. There are no familial relationships among any of the Parent Designees.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions held During the Past Five Years
Roger J. Biemans c/o EnCana Oil & Gas (USA) Inc. 950-17th Street, Suite 2600 Denver, CO 80202	43	Director and President of Merger Subsidiary since April 2004; President, EnCana Oil & Gas (USA) Inc. since June 2000; Executive Vice-President of Parent since April 2003; Senior Vice-President, Rockies Region, Onshore North America, EnCana Corporation, April 2002 to April 2003; Senior Vice-President, North East Business Unit, AEC Oil & Gas Partnership, April 1999 to April 2002.
Randall K. Eresman c/o EnCana Corporation 1800, 855-2nd Street SW Calgary, AB T2P 2S5	46
		Executive Vice-President & Chief Operating Officer of Parent since November 2003; Senior Executive Vice-President & Chief Operating Officer of Parent, January 2003 to November 2003; Executive Vice-President of Parent, April 2002 to January 2003; Vice-President, Alberta Energy Company Ltd., October 1998 to April 2002.
Brian C. Ferguson c/o EnCana Corporation 1800, 855-2nd Street SW Calgary, AB T2P 2S5	47
		Director, Treasurer and Vice President of Merger Subsidiary since April 2004; Executive Vice-President, Corporate Development of Parent since April 2002; Vice-President, Corporate Communications & Corporate Secretary, Alberta Energy Company Ltd., December 2000 to April 2002; Corporate Secretary, Alberta Energy Company Ltd., March 1993 to December 2000.
Barry W. Harrison 19 Alpine Meadows Calgary, AB T3Z 3B8	63
		Director of Parent since April 1996; Director of Eastgate Minerals Ltd. since May 1978; Director of Eastshore Energy Ltd. since December 2002; Director of each of Velvet Exploration Ltd. from November 1998 to June 2001, Chain Energy Corporation from November 2000 to March 2002, and Gauntlet Energy Corporation from April 2002 to December 2003.
Dale A. Lucas 1020, 720-13 Avenue SW Calgary, AB T2R 1M5	66	Director of Parent since April 1997; Director of Ranchgate Energy Inc. since December 2002.
Eric D. Marsh c/o EnCana Oil & Gas (USA) Inc. 950-17th Street, Suite 2600 Denver, CO 80202	44
		Director, Secretary and Vice President of Merger Subsidiary since April 2004; Vice-President, EnCana Oil & Gas (USA) Inc. since April 2002; Team Leader, Alberta Energy Company Ltd., August 2000 to May 2002; Production Manager, Rocky Mountain Region, Questar Corp., January 1989 to January 2000.
Don R. McClure c/o EnCana Oil & Gas (USA) Inc. 950-17th Street, Suite 2600 Denver, CO 80202	52
		Vice-President, Finance, EnCana Oil & Gas (USA) Inc. since October 2002; Vice-President Comptroller, PanCanadian Energy Services, August 2000 to September 2002; Chief Financial Officer, Columbia Energy Services Inc., February 1998 to August 2000.

James M. Stanford c/o Stanford Resource Management Inc. Petro-Canada Centre, 3000 West Tower 150-6th Avenue SW Calgary, AB T2P 3Y7	66

President, Stanford Resource Management Inc. since December 1999; Director of Parent since April 2001; Director of each of Inco Limited since June 1998, Nova Chemicals Corporation since December 1999, OPTI Canada Inc. since June 2002, and Terasen Inc. since October 2001; President and Chief Executive Officer of Petro-Canada from January 1993 to January 2000; Director of Fortis Inc. from 1997 to May 2001 and of Moore Corporation from 1997 to January 2000.

        The information contained herein concerning the Parent Designees has been furnished to the Company by Parent. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

Security Ownership of Management and Principal Stockholders

        The following table sets forth information about the beneficial ownership of the Shares as of March 9, 2004, by (a) each person or entity known to the Company who beneficially owns more than five percent of the Shares, (b) the Company's chief executive officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), (c) each of the Company's directors and (d) all the Company's current directors and executive officers as a group. The following percentage information is calculated based on 46,016,647 Shares being issued and outstanding as of March 9, 2004. Unless stated otherwise, the address of each person listed below is c/o 555 Seventeenth Street, Suite 1850, Denver, Colorado 80202, and the telephone number at that address is (303) 260-5000.

Name of Beneficial Owner		Number of Shares Beneficially Owned(1)		Percent of Class
(a)	Five Percent (5%) Holders:
	Mac-Per-Wolf Company 310 S. Michigan Ave., Suite 2600 Chicago, Illinois 60604	3,889,540	(2)	8.5%
	Wachovia Corporation One Wachovia Center Charlotte, North Carolina 28288	2,973,459	(3)	6.5%
	State Farm Mutual Automobile Insurance Company One State Farm Plaza Bloomington, Illinois 61710	2,621,057	(4)	5.7%
	Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019	2,471,810	(5)	5.4%
	Shapiro Capital Management Company, Inc. 3060 Peachtree Road, N.W Atlanta, Georgia 30305	2,410,329	(6)	5.2%
(b)	Directors and Named Executive Officers:
	James D. Lightner	457,250		1.0%
	Thomas W. Dyk	365,700		*
	Daniel G. Blanchard	218,350		*
	Bruce R. DeBoer	112,375		*
	Henry Groppe	107,600		*
	James B. Wallace	96,600		*
	Douglas R. Harris	88,716		*
	Robert H. Whilden, Jr.	74,000		*
	Edward W. LeBaron, Jr.	67,260		*
	Wayne W. Murdy	18,500		*
	David M. Carmichael	9,000		*
	John C. Linehan	5,200		*
(c)	All Directors, Nominees and Executive Officers as a Group (15 persons)	1,873,045	(7)	4.1%

*
Does not exceed one percent (1%) of the class.

(1)
Unless otherwise indicated, all Shares are held directly with sole voting and dispositive powers. With respect to the directors and named executive officers in part (b) of the table, beneficial ownership is comprised of (i) stock option shares that may be acquired within sixty (60) days of March 9, 2004, (ii) indirectly owned shares that are held in retirement accounts or by immediate family members, etc. and (iii) directly owned shares and restricted shares, all as set forth as follows:

Name	Option Shares	Indirectly Owned Shares	Directly Owned Shares
James D. Lightner	441,250	2,000	14,000
Thomas W. Dyk	334,138	4,500	27,062
Daniel G. Blanchard	207,750	1,000	9,600
Bruce R. DeBoer	108,375	0	4,000
Douglas R. Harris	77,500	216	11,000
Henry Groppe	59,000	9,700	38,900
James B. Wallace	59,000	5,000	32,600
Robert H. Whilden, Jr.	59,000	0	15,000
Edward W. LeBaron, Jr.	39,000	0	28,260
Wayne W. Murdy	16,500	2,000	0
David M. Carmichael	9,000	0	0
John C. Linehan	5,000	0	200
(2)
As reported on Schedule 13G dated January 30, 2004, Mac-Per-Wolf Company has sole voting and dispositive power with respect to all of such shares. Subsidiaries reported are Perkins, Wolf, McDonnell and Company, LLC and PWMCO, LLC.

(3)
As reported in Amendment No. 1 to Schedule 13G dated January 28, 2004, Wachovia Corporation has sole voting power with respect to 2,289,628 shares and sole dispositive power with respect to 2,841,059 shares. Subsidiaries reported are Evergreen Investment Management Company, J. L. Kaplan Associates, LLC, Wachovia Trust Company, N.A. and Wachovia Bank, N.A.

(4)
As reported in Amendment No. 25 to Schedule 13G dated January 21, 2004, State Farm Mutual Automobile Insurance Company has sole voting and dispositive powers with respect to 2,600,000 shares, State Farm Investment Management Corp. (together with State Farm Variable Product Trust) has shared voting and dispositive power with respect to 7,857 shares and State Farm Mutual Fund Trust has sole voting and dispositive powers with respect to 13,200 shares.

(5)
As reported on Amendment No. 2 to Schedule 13G dated January 28, 2004, Royce & Associates, LLC has sole voting and dispositive power with respect to all of such shares.

(6)
As reported on Amendment No. 1 to Schedule 13G dated December 31, 2003, Shapiro Capital Management Company, Inc. has sole voting and dispositive power with respect to all of such shares. Other persons reported are Samuel R. Shapiro and The Kaleidoscope Fund, L.P.

(7)
Includes 1,650,263 shares issuable upon the exercise of stock options.

Board of Directors

        The Company's directors are elected annually by the stockholders to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified. The number of directors is established from time to time by resolution of the Board. The current authorized number of directors is eight. Assuming the presence of a quorum, a plurality of the votes cast in person or by proxy at an annual meeting of stockholders is required for the election of each director.

        The Company's current directors and certain information about each of them is listed below:

Director	Age	Director Since
David M. Carmichael	65	1996
Henry Groppe	78	1989
Edward W. LeBaron, Jr.	74	1968
James D. Lightner	51	2000
John C. Linehan	65	2003
Wayne W. Murdy	59	2001
James B. Wallace	75	1992
Robert H. Whilden, Jr.	68	1989

        Mr. Carmichael has been a private investor since June 1996 and formed CARCON Corporation in 1984. Following the merger of CARCON into American Oil and Gas Corporation in April 1986, Mr. Carmichael served as Chairman, Chief Executive Officer and President of American Oil and Gas Corporation. From July 1994 through June 1996, Mr. Carmichael served as Vice Chairman and Chairman of the Management Committee of KN Energy following a merger of American Oil and Gas Corporation into KN Energy, Inc. Mr. Carmichael currently serves as a director of the Company, of Ensco International Inc. and of Natural Resource Partners L.P. Mr. Carmichael is also a trustee of The Museum of Fine Arts in Houston, Texas and the Texas Heart Institute.

        Mr. Groppe established a consulting firm, Groppe, Long & Littell in 1955, and is currently a partner with such firm. Prior to founding his consulting firm, Mr. Groppe was previously employed by Dow Chemical, Monsanto, Texaco, and Arabian American Oil Company (in Saudi Arabia).

        Mr. LeBaron was a decorated officer in the Marine Corps during the Korean War. He played professional football for twelve years with the Washington Redskins and Dallas Cowboys and was named the NFL Executive of the Year as General Manager of the Atlanta Falcons. Mr. LeBaron also practiced law for years with, and retired as a partner of the San Francisco firm of Pillsbury, Madison & Sutro, now known as Pillsbury Winthrop. He is currently a partner in LeBaron Ranches LP.

        Mr. Lightner is presently the Chairman, Chief Executive Officer and President of the Company. Mr. Lightner joined the Company in May 1999 after 10 years at EOG Resources, most recently as Vice President and General Manager of the Denver Division. Mr. Lightner currently serves as President of IPAMS and as a Director of COGA, and is a member of the National Petroleum Council, AAPG, SEG and IPAA.

        Mr. Linehan joined Kerr-McGee Corp. in 1985 and served as Senior Vice President and Chief Financial Officer from 1987 to 1997 and as Executive Vice President and Chief Financial Officer from 1997 until his retirement in 1999. Mr. Linehan has over 35 years of oil and gas industry experience holding various executive financial positions with Skelly Oil Company, Getty Oil Company, and Texaco Refining and Marketing. He is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants.

        Mr. Murdy was elected Chief Executive Officer of Newmont Mining in January 2001, where he had previously served as President and Chief Financial Officer. Prior to joining Newmont in 1992, Mr. Murdy spent 15 years in senior financial positions with Getty Oil and Apache Corporation. Mr. Murdy began his business career with Arthur Andersen LLP. Mr. Mundy currently serves as a director of Transmontagne Inc.

        Mr. Wallace has been a partner with Brownlie, Wallace, Armstrong and Bander Exploration since its inception in 1970. Until September of 1992, Mr. Wallace served as the Chairman of the Board and Chief Executive Officer of BWAB Incorporated, an affiliate of Brownlie, Wallace, Armstrong and Bander Exploration. Mr. Wallace currently serves as a director of Delta Petroleum Corporation.

        Mr. Whilden serves as Senior Vice President, General Counsel and Secretary of BMC Software, Inc. Prior to joining BMC Software, Mr. Whilden was a partner in the law firm of Vinson & Elkins L.L.P. in Houston, Texas and served as the head of that firm's Corporate Finance and Securities Section and a member of its Management Committee. Mr. Whilden currently serves as a director of W-H Energy Services, Inc.

Committees of the Board of Directors

        The Board has established the following standing committees:

  •
  The Executive Committee has responsibility, as necessary or advisable from time-to-time, for the oversight and management of the business of the Company. The Executive Committee held three meetings during 2003 and is comprised of Messrs. Carmichael (current lead independent director), Lightner (Chairman, Chief Executive Officer and President) and Wallace.

  •
  The Audit Committee has the responsibility of selecting our independent auditors, pre-approving all audit and non-audit services, reviewing with management and the independent auditors the Company's financial statements, significant accounting and financial policies and practices, audit scope and adequacy of internal audit and control systems. The Audit Committee is comprised of Messrs. LeBaron, Linehan and Murdy, each of which is independent as defined by the rules of the NYSE and the SEC. Each of the members is financially literate and the Board has determined that Messrs. Linehan and Murdy are financial experts as prescribed by the SEC. The Audit Committee held four meetings during 2003.

  •
  The Compensation Committee reviews and recommends to the Board the base salary and incentive compensation of the chief executive officer and other officers and key employees, the terms of any proposed employee benefit arrangements and the awards under such arrangements. The Compensation Committee held three meetings during 2003. The members of the Compensation Committee are Messrs. Carmichael, Groppe and Whilden, each of which is independent as defined by the rules of the NYSE.

  •
  The Corporate Governance and Nominating Committee (the "Governance Committee") nominates directors, assists the Board in recruiting and retaining qualified members and oversees corporate governance. It is the policy of the Governance Committee to consider director candidates recommended by security holders in the same manner as other candidates. Stockholders may recommend director candidates for consideration by the Governance Committee by writing to the Secretary of the company. The procedures to be followed in order for nomination from stockholders to be considered are set forth in "Stockholder Proposals and Director Nominations". The Governance Committee held four meetings in 2003. The Governance Committee is comprised of Messrs. Carmichael, LeBaron, Murdy and Whilden, each of which is independent as defined by the rules of the NYSE.

        Each of the Audit Committee, Compensation Committee and Governance Committee has adopted a committee charter which set forth its purposes, duties and responsibilities including provisions for annual performance evaluations. We have also adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics, a Financial Code of Ethics for Senior Officers and Complaint Procedures for Financial, Accounting and Audit Matters.

  Board of Directors

        The Board held six meetings during 2003 and action was also taken by unanimous written consent on six occasions. During 2003, each incumbent director attended at least 75% of the total number of meetings of the Board or committees of the Board on which he served during the period he was a member.

  Compensation of Directors

        Effective January 1, 2003, non-employee directors are compensated as follows:

  •
  Annual fee in the amount of $20,000 payable quarterly in arrears.

  •
  Board meeting attendance fee of $2,000 per meeting attended in person.

  •
  Audit Committee meeting attendance fees of $1,500 for each meeting attended in person with the Audit Committee chairman being paid at the rate of $2,000 per meeting attended in person.

  •
  All other committee meeting attendance fees of $750 for each meeting attended in person with committee chairmen being paid at the rate of $1,000 per meeting attended in person.

  •
  Any director participating in a Board or committee meeting by telephone rather than in person shall be compensated in an amount equal to one-half of the applicable fee for attending in person.

  •
  Annual stock options to each continuing director and newly-elected director on the date of each annual meeting of stockholders to purchase 6,000 shares of Common Stock at an exercise price equal to the closing price on such grant date, such options vesting in equal amounts over two years.

        We also reimburse our directors for actual expenses incurred in attending meetings of the Board. Directors who are employees receive no separate compensation for service on the Board or its committees.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires, among other things, that our directors and officers file with the SEC, at specified times, reports of beneficial ownership and changes in beneficial ownership of our Common Stock and other equity securities. Based solely on a review of copies of such reports furnished to us, or written representations that no Forms 5 were required, we believe that all Section 16(a) filing requirements for its directors and officers for the fiscal year ending December 31, 2003 have been complied with in a timely manner.

Executive Officers

        The executive officers of the Company on April 14, 2004 were as follows:

Name	Age	Position with Company
James D. Lightner	51	Chairman, Chief Executive Officer and President
Thomas W. Dyk	51	Executive Vice President and Chief Operating Officer
Daniel G. Blanchard	43	Executive Vice President, Chief Financial Officer and Treasurer
Peter R. Scherer	47	Executive Vice President and General Manager—Midland Division
Bruce R. DeBoer	51	Vice President, General Counsel and Secretary
Douglas R. Harris	50	Vice President—Operations and General Manager—Denver Division
Rodney G. Mellott	46	Vice President—Land and Business Development
John T. Sanchez	35	Vice President and General Manager—Dallas Division

        Each executive officer is elected annually by the Company's Board of Directors to serve at the Board's discretion.

        The following biographies describe the business experience of the Company's executive officers for at least the past five years.

        James D. Lightner joined the Company in May 1999 as President. In January 2001, he was named Chief Executive Officer. He was appointed Chairman of the Board in May 2002. Mr. Lightner has been a member of the Board of Directors since 1999. Prior to joining the Company, Mr. Lightner served as Vice President and General Manager of the Denver Division of EOG Resources, Inc.

        Thomas W. Dyk joined the Company in April 1998 as Executive Vice President and was subsequently named the Company's Chief Operating Officer in 1999. Prior to joining the Company, Mr. Dyk served as Regional Vice President for the Rocky Mountain Division of Burlington Resources. He served in various technical and management capacities from 1983 to 1996 while at Burlington Resources.

        Daniel G. Blanchard joined the Company in July 1999 as Vice President and Chief Financial Officer and was subsequently named Executive Vice President and Treasurer. From January 1999 through May 1999, Mr. Blanchard served as Assistant Treasurer with Gulf Canada Resources. He served as Treasurer and Director of Corporate Development for Forest Oil Company and in other financial positions from September 1994 through December 1998.

        Peter R. Scherer joined the Company in 1982. He has held various positions, most recently Executive Vice President and General Manager of the Midland Division. Prior to joining the Company, Mr. Scherer was employed by Amoco Oil and Gas Company.

        Bruce R. DeBoer joined the Company in 1997 as Vice President, General Counsel and Secretary. Prior to joining the Company, he served in a similar capacity for eight years with Presidio Oil Company.

        Douglas R. Harris joined the Company in February 2001 as Vice President and was subsequently named Vice President and General Manager—Denver Division. From February 1986 through January 2001, he served as Vice President—Production for Burlington Resources Canada in Calgary.

        Rodney G. Mellott joined the Company in December 1999 as Vice President—Land and Business Development. Prior to joining the Company, Mr. Mellott was employed for 15 years in various capacities by EOG Resources, Inc.

        John T. Sanchez joined the Company in August 2003 as the General Manager of the Dallas Division and was subsequently appointed a Vice President of the Company in November 2003. Mr. Sanchez was the Vice President of Corporate Development and Reservoir Engineering for Bill Barrett Corporation and held similar positions with Westport Resources and Morningstar Energy LLC prior to joining the Company.

Summary of Annual Compensation

        The following table sets forth compensation paid to our Chief Executive Officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers") for 2001, 2002 and 2003.

Summary Compensation Table

Long Term Compensation
Annual Compensation(1)
Securities Underlying Options Awarded (#)
Restricted Stock Awards ($)(2)
Name and Principal Position	Year	Salary ($)	Bonus ($)			All Other Compensation ($)(3)
J.D. Lightner Chairman, Chief Executive Officer and President	2003 2002 2001	350,016 350,016 346,265	350,000 320,000 250,000	310,800 0 0	45,000 70,000 100,000	12,000 11,000 7,151
T.W. Dyk Executive Vice President and Chief Operating Officer	2003 2002 2001	253,344 243,352 229,604	250,000 200,000 160,000	248,640 0 0	36,000 45,000 50,000	12,000 11,000 9,276
D.G. Blanchard Executive Vice President and Chief Financial Officer	2003 2002 2001	250,816 242,520 229,604	250,000 180,000 145,000	248,640 0 0	36,000 45,000 75,000	12,000 11,000 9,165
D.R. Harris Vice President—Operations and General Manager—Denver Division	2003 2002 2001	198,256 188,344 154,370	140,000 105,000 75,000	284,900 0 0	15,000 35,000 17,500	12,000 11,000 53,342	(4)
B.R. DeBoer Vice President, General Counsel and Secretary	2003 2002 2001	193,128 186,872 180,846	150,000 100,000 100,000	103,600 0 0	15,000 20,000 17,500	12,000 11,000 8,750

(1)
Perquisites and other personal benefits have been omitted in accordance with the rules of the SEC because they did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for the Named Executive Officers

(2)
Represents the value of restricted stock granted on May 8, 2003 under the 1999 Long Term Incentive Plan based on the closing market price of $25.90 per share on such date. The number of restricted shares granted to Messrs. Lightner, Dyk, Blanchard, Harris and DeBoer on May 8, 2003 were 12,000, 9,600, 9,600, 11,000 and 4,000, respectively. In the absence of a Change in Control, the restricted shares do not vest until four years from the grant date at which time they vest 100%, but only if the officer is still in the employ of the Company. As of December 31, 2003, these were the only restricted shares held by Messrs. Lightner, Dyk, Blanchard, Harris and DeBoer and the aggregate value of such shares based upon the $32.25 market value at December 31, 2003 was $387,000, $309,600, $309,600, $354,750 and $129,000, respectively. The Company does not currently pay dividends on its Common Stock; however, it would pay dividends on the restricted shares if it pays a dividend. See "Employment Contracts and Termination of Employment and Change in Control Arrangements."

(3)
Except as otherwise noted, amounts represent the Company's contribution to each Named Executive Officer's 401(k) Plan account.

(4)
Mr. Harris joined the Company on February 23, 2001 and received a signing bonus of $50,000.

Stock Option Grants

2003 Option Grants

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(3)
	Number of Securities Underlying Options Granted (#)(1)
		Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise or Base Price ($/Sh)(2)	Expiration Date
					5%	10%
J.D. Lightner	45,000	3.6	25.90	5/08/14	733,050	1,857,600
T.W. Dyk	36,000	2.9	25.90	5/08/14	586,440	1,486,080
D.G. Blanchard	36,000	2.9	25.90	5/08/14	586,440	1,486,080
D.R. Harris	15,000	1.2	25.90	5/08/14	244,350	619,200
B.R. DeBoer	15,000	1.2	25.90	5/08/14	244,350	619,200

(1)
In the absence of a change in control, options vest 25% on each of the first four anniversaries of the date of grant.

(2)
The exercise or base price is the market price per share of the Common Stock on the date of grant.

(3)
These amounts are calculated based on the indicated annual rates of appreciation and annual compounding from the date of grant to the end of the 10 year option term. Accordingly, 5% equals an imputed stock price of $42.19 per share and 10% equals an imputed stock price of $67.18 per share. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock. There is no assurance that the amounts reflected in this table will be achieved.

Option Exercises and Holdings

Aggregated Option Exercises in 2003
and 2003 Year-End Option Values

			Securities Underlying Unexercised Options on 12/31/03 (#)		Value of Unexercised In-the-Money Options on 12/31/03 ($)(1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
J. D. Lightner	—	—	320,000	265,000	4,936,788	2,848,613
T. W. Dyk	—	—	284,638	133,500	4,589,777	1,199,994
D. G. Blanchard	—	—	157,500	138,500	2,161,506	1,049,994
D. R. Harris	—	—	46,250	78,750	140,738	329,963
B. R. DeBoer	—	—	89,875	44,125	1,384,241	292,222

(1)
The value of in-the-money options is equal to the fair market value of a share of Common Stock on December 31, 2003 of $32.25 (based on the last sale price of the Common Stock), less the exercise price.

Employee Benefit Plans and Long-Term Incentive Plans

        Effective January 1, 2000, the Company adopted a 401(k) retirement plan. The Company has the discretion to match employee contributions to the plan. As of December 31, 2003, the Company's policy was to match 100% of the employee contribution up to seven percent of the employee's salary. The employer contributions for the years ended December 31, 2003, 2002 and 2001, was approximately $1,577,000, $1,403,000 and $864,000, respectively.

        The Company's 1989 Stock Option Plan (the "1989 Plan") expired in December 1999. As of December 31, 2003, options to purchase 250,500 shares of the Company's common stock were outstanding under the 1989 Plan. These options will expire between 2004 and 2008 if not previously exercised.

        The Company's 1993 Stock Option Plan (the "1993 Plan") expired in February 2003. Options to purchase 2,615,800 shares of the Company's Common Stock were outstanding under this plan as of December 31, 2003.

        The 1999 Long Term Incentive Plan (the "1999 Plan") was adopted by the Board of Directors on February 17, 1999, and approved by the stockholders on May 20, 1999. The 1999 Plan provides for the grant of stock options, restricted stock awards, performance awards and incentive awards. There were option grants made to purchase 30,500, 447,400, and 378,700 shares of the Company's Common Stock in 2003, 2002, and 2001, respectively. In 2003, restricted stock awards of 100,200 shares were also granted. The aggregate number of shares of common stock, which may be issued under the 1999 Plan, may not exceed 2,000,000 shares. The maximum value of any performance award granted to any one individual during any calendar year may not exceed $500,000. The exercise price, vesting and duration of any grants may vary and will be determined at the time of issuance. Options to purchase 1,176,300 shares of the Company's Common Stock were outstanding under the 1999 Plan as of December 31, 2003.

        In February 2003, the Board of Directors adopted the Company's 2003 Stock Option Plan (the "2003 Plan") which was approved by the stockholders on May 8, 2003. The 2003 Plan provides for issuance of options to employees and directors to purchase shares of Common Stock. The aggregate number of shares of Common Stock that may be issued under the 2003 plan is 1,800,000 shares. The exercise price, vesting and duration of the options may vary and will be determined at the time of issuance. There were option grants made to purchase 1,146,750 shares of the Company's Common Stock in 2003. Options to purchase 1,117,600 shares of the Company's Common Stock were outstanding under this plan as of December 31, 2003.

Employment Contracts and Termination of Employment and Change in Control Arrangements

        We entered into an employment agreement in 2003 with James D. Lightner, Chairman, Chief Executive Officer and President, which provides a minimum annual base salary of $350,000 plus existing employee benefits and other compensation or benefits in the discretion of the Board of Directors. The agreement contains non-compete provisions covering the states of Texas, Wyoming, Utah and Colorado as well as Alberta, Canada during the term of the agreement and any time period he is receiving severance payments. There are other provisions governing confidentiality regarding proprietary information of the Company. The agreement also provides for a severance payment upon Mr. Lightner's resignation, preceded by either (i) the assignment of Mr. Lightner's without his consent to any duties inconsistent with his position, duties, responsibilities or status with us or a reduction of his duties or responsibilities for reasons other than cause; (ii) any failure of the Company or its stockholders, as the case may be, to re-elect Mr. Lightner to office or his removal from any such office for reasons other than cause; or (iii) any breach by the Company (or any successor) of any of the provisions of the agreement or any failure by the Company to carry out any of its obligations under the agreement for reasons other than cause. The severance benefit payment is an amount equal to Mr. Lightner's then existing annual base pay plus an amount equal to an average of Mr. Lightner's three previous annual cash bonuses plus continuation of medical and dental plan coverage for one year. Under the terms of the agreement, if a dispute were to arise regarding the termination of Mr. Lightner or the interpretation or enforcement of the agreement, all legal fees and expenses incurred by Mr. Lightner in contesting or disputing any such termination or seeking to obtain or enforce any right or benefit provided for in the agreement would be paid by the Company, to the extent Mr. Lightner prevails. The agreement further provides Mr. Lightner with the option of electing the benefits of this employment agreement or the severance agreement described below but Mr. Lightner is not entitled to receive benefits under both of these agreements. Mr. Lightner's employment agreement expires on December 31, 2005.

        We have entered into severance agreements with eight officers of the Company (including Mr. Lightner Thomas W. Dyk, Peter R. Scherer, Bruce R. DeBoer, Daniel G. Blanchard, Rodney G. Mellott, Douglas R. Harris, and John T. Sanchez) providing compensation upon termination of employment, for reasons other than cause, death, disability or retirement on or after the age of 65, within two years after any of the following events: (i) an acquisition of over 50% of the Company's oil and gas properties, (ii) a change in control of 20% of the Company's securities, (iii) a change in the composition of a majority of the Board of Directors within any four year period which has not been approved by a majority of the Board of Directors as constituted immediately prior to such change, (iv) a failure of more than one of management's director nominees to be elected or (v) a merger, consolidation, sale of substantially all of the assets of the Company or other reorganization in which the Company does not survive. The term of each severance agreement is through December 2006 with automatic annual extensions thereafter, unless the Company chooses not to extend such agreement. The agreements provide that each officer of the Company who is a party to a severance agreement will receive a multiple of such person's annual base salary plus bonus and continuation of life insurance, medical and dental and accident and disability benefits for up to two years following the termination of such officer. The cash payment multiple for Mr. Lightner is 2.5 and the cash payment multiple for each of the other officers is 2. As of May 10, 2001, each of the severance agreements was amended to provide, among other things, that if any payment to the officer would be subject to an excise tax imposed by Section 4999 of the U.S. Internal Revenue Code (any such excise tax is referred to as the "Excise Tax"), the officer will be entitled to receive a gross-up payment in an amount such that after payment by the officer of all taxes, including income and excise taxes, the net amount retained by the officer is equal to the amount the officer would have received if such Excise Tax were not applicable to the payments.

        Our 1989 Stock Option Plan, 1993 Stock Option Plan, 1999 Long Term Incentive Plan and 2003 Stock Option Plan each contain "change in control" provisions which are applicable to all holders of options, restricted stock or other awards granted under the plans, including the Named Executive Officers (although the 1989 and 1993 plans are terminated, the change in control provisions are applicable to outstanding unexercised options previously granted under such plans). The change in control provisions in such plans, which are substantially identical, generally provide that if (i) any person, entity or group directly or indirectly acquires beneficial ownership of 50% or more of the outstanding shares of our voting stock, (ii) we are involved in any merger, consolidation, share exchange, or sale, lease or exchange of all or substantially all of its assets, (iii) in connection with a contested election of directors, the persons who were directors of the company before such election cease to constitute a majority of the Board or (iv) the stockholders approve a complete liquidation or dissolution of the company (each such event constituting a "Change in Control"), each outstanding option will become fully vested and exercisable and each restricted stock award will become fully vested immediately prior to such Change in Control or earlier as specified by the Compensation Committee. Within ten days after the approval by the stockholders of a Change in Control in clauses (ii), (iii) or (iv) above or thirty days of a Change in Control of the type described in clause (i) above, the Compensation Committee may effect one or more of the following alternatives:

  •
  accelerate the time when options then outstanding may be exercised,

  •
  cancel such options and pay to each optionee an amount of cash per share in accordance with the terms of such plans,

  •
  make such adjustments to options then outstanding as the Compensation Committee deems appropriate to reflect the Change in Control, or

  •
  provide that, each option will thereafter be exercisable for the number and class of shares of stock or other securities or property or cash to which the optionee would have been entitled to if such option had been exercised immediately before the Change in Control.

        Each option to acquire Shares granted under any of the Company's stock option plans and long term incentive plans (collectively, the "Company Plans") that is not fully vested and exercisable and that is outstanding immediately prior to the occurrence of the consummation of the Offer (the "Acceptance Date"), will automatically become fully vested and exercisable on the Acceptance Date pursuant to the terms of the Company Plans without any action on the part of the Company, Parent, Merger Subsidiary or the holder of any such stock option, and will be converted into and will thereafter represent only the right to receive an amount in cash, without interest, calculated as provided in the following sentence with respect to each Share subject thereto equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such stock options. On the Acceptance Date, each holder of a stock option under a Company Plan will be entitled to receive, in full satisfaction of such stock option, an amount in cash without interest in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the per Share exercise price of such stock option and (ii) the number of Shares subject to such stock option, and each such stock option will be canceled on the Acceptance Date. The payment will be reduced by any income or employment tax withholding required under the U.S. Internal Revenue Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of such stock option.

Compensation Committee Report on Executive Compensation

        The Compensation Committee of the Board is responsible for setting and administering the policies which govern both annual cash compensation and incentive programs for executive officers and other employees. The Compensation Committee is currently comprised of three directors, each of which is independent as defined in the listing standards of the NYSE. Following review and approval of executive compensation by the Compensation Committee, the recommendations of the Compensation Committee are submitted to the full Board for approval.

        With respect to 2003 compensation, the Compensation Committee did not adopt a structured salary, stock option or other incentive compensation program but did utilize performance factors as described below to assist in the determination of compensation. The Compensation Committee maintains the philosophy that compensation of its executive officers should be balanced between a fair and reasonable cash compensation and incentives linked to our overall operating performance. To achieve this balance, executives have, in addition to their salaries and cash bonuses, been awarded stock options and restricted stock from time to time that reward executives through the creation of stockholder value. The Compensation Committee takes into account that corporate performance, especially in the oil and gas industry, is often cyclical and that performance in any given year, whether favorable or unfavorable, may not necessarily be representative of immediate past results or future performance. Consequently, the Compensation Committee examines and recommends executive compensation levels based on certain factors compared over a period of several consecutive years, rather than applying such factors on an isolated or "snapshot" basis at the time compensation levels are recommended by the Compensation Committee to the full Board. In this regard, and partly due to the peculiarities of financial accounting requirements for oil and gas companies, the Compensation Committee emphasizes performance factors such as growth in proved oil and gas reserves, increases in volumes of oil and gas sold, oil and gas finding costs and operating costs, cash flow growth, return on equity, increases in stockholder value, positioning the company for the future and the achievement by management of specific goals set by the Board from time to time; however, the Compensation Committee has not established any specific performance levels which would automatically result in increases in compensation, nor does the Compensation Committee assign absolute weights or rankings to factors considered by it, but instead makes a subjective determination based upon a consideration of all of such factors. The Compensation Committee has utilized from time to time various compensation survey reports prepared for the oil and gas industry by consultants such as William M. Mercer, Incorporated and Effective Compensation Inc. when analyzing current compensation amounts for executive officers and employees. The Compensation Committee believes that the mix between the cash and equity incentive opportunities currently in place for the executive officers is adequate to motivate and retain them.

        In addition to the factors described above, in the case of Mr. Lightner, the Chairman of the Board, Chief Executive Officer and President, the Compensation Committee also considered Mr. Lightner's ability to achieve high levels of corporate governance and compliance, maintain and strengthen the company's relationships with the investment community, generate employee confidence and morale, and demonstrate other leadership qualities. Based upon the foregoing factors and considerations, the Compensation Committee approved a 2003 cash bonus to Mr. Lightner of $350,000. The Compensation Committee believes the base salary of $350,000 paid to Mr. Lightner for 2003 was appropriate and consistent with the Compensation Committee's objective of recommending compensation levels and components based on factors compared over a period of several years and, at the same time, more closely approximate competition levels.

        Section 162(m) of the U.S. Internal Revenue Code precludes a publicly held corporation from taking a deduction for compensation in excess of $1 million for its chief executive officer or any of its four other highest-paid officers, unless compensation is awarded under plans meeting a number of requirements based upon objective performance standards and advance stockholder approval. Although the Compensation Committee has not established a policy with respect to qualifying compensation paid to its executive officers under Section 162(m), the Compensation Committee will continue to assess the implications of Section 162(m) on executive compensation and determine what action, if any, will be appropriate.

        This report is made by the members of the Compensation Committee, Messrs. Carmichael, Groppe and Whilden.

Certain Relationships and Related Party Transactions

        Brownlie, Wallace, Armstrong and Bander Exploration ("BWAB"), a partnership, owns working interests in oil and gas leases located in Wyoming, in which the Company also owns interests and acts as operator. Mr. Wallace, a director of the Company, is a partner in BWAB. During 2003, the Company billed BWAB approximately $11,000 for BWAB's proportionate share of costs associated with the leases and wells located thereon. Payments to the Company are due after monthly billings by the Company on the same basis as all other interest owners, and BWAB's participation in the leases and wells located thereon is on the same basis as all other participants.

        Mr. Groppe, a partner in the oil and gas consulting firm of Groppe, Long & Littell, Houston, Texas, is a director of the Company and is a member of the Compensation Committee. The Company retains the services of Groppe, Long & Littell from time to time and paid the firm $37,000 in consulting fees during 2003.

Performance Information

        The following performance graph compares the annual cumulative total stockholder return on the Common Stock with the cumulative total return of the S&P 600 Smallcap Stock Index and the Amex Natural Gas Index for the period of five fiscal years commencing December 31, 1998 and ending December 31, 2003. The table assumes that the value of an investment in the Common Stock and each Index was $100 on December 31, 1998 and that all dividends were reinvested. The stock price performance shown on the graph below is not necessarily indicative of future performance.

	1998	1999	2000	2001	2002	2003
Tom Brown, Inc.	100.00	133.33	327.73	269.26	250.22	321.50
S&P 600 Smallcap Index	100.00	111.52	123.81	130.91	110.86	152.47
Amex Natural Gas Index	100.00	115.18	236.65	166.00	130.52	195.94

ANNEX B

April 14, 2004

The Board of Directors
Tom Brown, Inc.
555 Seventeenth Street, Suite 1850
Denver, CO 80202

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.10 per share (including the associated rights to purchase preferred shares issued pursuant to the Company Rights Agreement (as defined in the Agreement defined below), the "Company Common Stock"), of Tom Brown, Inc. (the "Company") of the Consideration (defined below) to be received by such holders in the proposed Transaction (defined below). Pursuant to the Agreement and Plan of Merger (the "Agreement"), by and among the Company, EnCana Corporation ("EnCana") and its indirect wholly-owned subsidiary, Plaza Acquisition II Corp. (the "Merger Subsidiary"), EnCana shall cause the Merger Subsidiary to make a tender offer (the "Tender Offer") to purchase all of the issued and outstanding Company Common Stock, other than shares of Company Common Stock held in treasury or owned by EnCana and its affiliates, for a purchase price of $48 per share in cash (the "Consideration"). The Agreement further provides that, following consummation of the Tender Offer, the Company will merge with and into the Merger Subsidiary (the "Merger" and together with the Tender Offer, the "Transaction") and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by EnCana and its affiliates, will be converted into the right to receive the Merger Consideration.

        In arriving at our opinion, we have (i) reviewed a draft dated April 13, 2004 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; (vi) reviewed reserve reports relating to the Company prepared by independent petroleum engineers; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed, without assuming the responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us (other than the reserve reports referred to

B-1

above). In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of our counsel. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the underlying decision by the Company to engage in the Transaction.

        In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Transaction, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Transaction and related transactions. No opinion is expressed as to whether any alternative transaction might produce consideration for the Company's shareholders in an amount in excess of that contemplated in the Transaction.

        We will receive a fee from the Company for the delivery of this opinion. Please be advised that in the past we have acted as lead arranger on credit facilities, and lead and joint bookrunner on public offerings of equity and debt securities, for the Company and certain of our affiliates have been lenders to the Company. Currently one of our affiliates is a lender to EnCana. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or EnCana for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company to tender its shares of Company Common Stock in the Tender Offer or how as to such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval This opinion may be reproduced in full in any proxy or solicitation/ recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

B-2

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